Exhibit 99.1

QUARTERLY REPORT as of June 30, 2017:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders
For the period ended June 30, 2017

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended June 30, 2017 (the “Reporting Date):

1.	The Company and its Operations

1.1.	Overview

TheCompany, through its public and private investees[1] (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), the New York Stock

Exchange (“NYSE”), and the Toronto Stock Exchange (“TSX”), under the ticker symbol “GZT”.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) through the Company’s subsidiaries in Brazil (“Gazit Brazil”) and through the Company’s U.S. subsidiary Gazit Horizons Inc. (“Gazit Horizons”).

●	Public entities under the Company’s control with a similar strategy that are consolidated in its financial statements in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”).

●	Public entities in which the company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in top-tier, necessity-driven retail properties in growing urban markets with redevelopment opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate, which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and REG.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.2.	Group Properties

						GLA	Carrying value
			Income-	Properties		(square	of investment
	Country of operation	Holding interest	producing properties	under development	Other properties	meters in thousands)	property (NIS in millions)

CTY	Finland, Norway, Sweden, Estonia and Denmark	43.9%	52	1	-	1,217	17,423

ATR	Poland, Czech Republic, Slovakia and Russia	59.5%	59	-	-	1,062	11,168

Gazit Brazil	Brazil (primarily in Sao Paulo)	100%	8	-	1	138	2,082

	Israel	100%	8	-	-	130	2,769

Gazit Development	Bulgaria and Macedonia	100%	1	-	-	7	172

Gazit Germany	Germany	100%	2	-	-	36	320

Total carrying value			130	1	1	2,590	33,934

Jointly controlled properties (proportionate consolidation)			2	-	-	77	2,000

Total			132	1	1	2,667	35,934

In addition, as of June 30, 2017, the Company owns 32.7% of FCR’s outstanding shares. FCR owns 159 income-producing properties, primarily supermarket-anchored shopping centers, with a total gross leasable area (“GLA”) of 2.2 million square meters, and with total assets of C$ 9.7 billion.

Also, as of June 30, 2017, the Company owns 11.5% of REG’s outstanding shares. REG owns 428 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters. For details regarding the completion of the merger between Equity One Inc. (“EQY”) and REG, refer to Note 3b to the financial statements.

Other information about the Group, including updated presentations, supplemental information packages regarding assets, liabilities and additional information (which does not constitute part of this report and is not hereby incorporated by reference), can be found on the Company’s website – www.gazit-globe.com and on the websites of the Group’s companies.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.3.	Breakdown of the Comp any’s Investments by Region (on an expanded solo basis) as of June 30, 2017:

Book Value

Market Value

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.4.	Highlights – Second quarter of 2017 (the “Quarter”)

(NIS in millions, other than per share data)	June 30, 2017	December 31, 2016
Net debt to total assets (Consolidated)	54.1%	50.1%	-
Net debt to total assets (Expanded Solo)	53.9%	62.0%	-
Equity attributable to equity holders of the Company	9,014	8,158	-
Equity per share attributable to equity holders of the Company (NIS)	46.1	41.7	-
Net asset value per share (EPRA NAV) (NIS) [1]	53.9	56.5	-
EPRA NNNAV per share (NIS) [1]	40.8	43.4	-

	For the 3 months ended June 30,
	2017	2016 *)	Change
Rental income	689	716	(3.8%)
NOI [2]	490	505	(3.0%)
NOI adjusted for exchange rates	490	468	4.7%
Economic FFO [3]	175	144	22%
Diluted Economic FFO per share (NIS) [3]	0.89	0.73	22%
Economic FFO adjusted for exchange rates [3]	175	122	43%
Diluted Economic FFO per share adjusted for exchange rates (NIS) [3]	0.89	0.62	44%
Number of shares used in calculating the diluted Economic FFO per share (in thousands) [3]	195,650	195,572	-
Acquisition, construction and development of investment property [4]	309	1,125	-
Disposition of investment property [4]	276	432	-
Fair value gain (loss) from investment property and investment property under development, net	(6)	28	-
Net earnings attributable to equity holders of the Company	371	97	-
Diluted net earnings per share (NIS)	1.87	0.47	-
Cash flows from operating activities	180	313	-

*	Reclassified, refer to Notes 3b and 3c to the financial statements.
[1]	Refer to section 2.4 below.
[2]	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
[3]	The Economic FFO is presented according to the management approach and in accordance with the EPRA rules. For the Economic FFO calculation, refer to section 2.2 below.
[4]	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.4.	Highlights – Second quarter of 2017 (the “Quarter”) (Cont.)

●	As of June 30, 2017, the Company and its subsidiaries had liquidity including revolver undrawn credit facilities available for immediate drawdown of NIS 6.8 billion (NIS 3.5 billion in the Company and its wholly-owned subsidiaries). In addition, our equity investee affiliate had liquidity including available undrawn credit facilities of NIS 1.4 billion.

●	As a result of fluctuations in currency exchange rates of the US dollar, the Canadian dollar the Euro and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the Quarter by NIS 177 million (net of the effect of cross-currency swap transactions).

●	In general, fluctuations in the exchange rates of the Euro, the Canadian dollar, the US dollar, and the Brazilian real against the shekel have the following effect:

-	The appreciation of these currencies against the shekel has a positive effect on the Company’s assets, shareholders’ equity, NOI and economic FFO and on the other hand, the appreciation will result in a negative impact on the Company’s Net Income through the increase of financing expenses due to the revaluation of losses of hedging instruments.

-	A devaluation of currencies against the shekel has a negative effect on the on the Company’s assets, shareholders’ equity, NOI and Economic FFO and on the other hand, a positive effect on the Company’s Net Income through decrease of financing expenses due to the positive revaluation of the hedging instruments.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights- First six months of 2017 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 6 months ended June 30,
	2017	2016*)	Change
Rental income	1,387	1,430	(3.0%)
NOI	967	997	(3.0%)
NOI adjusted for exchange rates	967	930	4.0%
Economic FFO (1)	349	281	24%
Diluted Economic FFO per share (NIS) (1)	1.78	1.43	24%
Economic FFO adjusted for exchange rates	349	249	40%
Diluted Economic FFO per share adjusted for exchange rates (NIS)	1.78	1.27	40%
Number of shares used in calculating the diluted FFO per share (in thousands)	195,617	195,567	-
Acquisition, construction and development of investment property (2)	1,439	2,122	-
Disposition of investment property (2)	688	1,230	-
Fair value gain from investment property and investment property under development, net	44	131	-
Net earnings (loss) attributable to equity holders of the Company	95	(181)	-
Diluted net earnings (loss) per share (NIS)	0.44	(0.96)	-
Cash flows from operating activities	372	603	-

*	Reclassified, refer to Notes 3b and 3c to the financial statements.
(1)	The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance. For the Economic FFO calculation, refer to section 2.2 below.
(2)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

●	As a result of fluctuations in currency exchange rates of the U.S. dollar, the Canadian dollar, the euro and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the Reporting Period by NIS 561 million (net of the effect of cross-currency swap transactions).

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.6.	The Company’s Major Holdings Are Set Forth Below (Ownership Structure and Interests as of June 30, 2017):

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.	Additional Information Concerning the Company’s Assets and

2.1.	Summary of the Company’s Holdings as of June 30, 2017:

Name of	Type of security/	Amount	Holding interest	Book value	Market value as of 30.6.2017
company	property	(millions)	(%)	(NIS in millions)	(NIS in millions)
REG	Shares (NYSE)	19.5	11.5	4,278	4,278
FCR	Shares (TSX)	79.6	32.7	4,460	4,234
CTY	Shares (OMX)	390.6	43.9	3,951	3,577
ATR	Shares (VSX, Euronext)	224.3	59.5	4,351	3,494
Europe	Income-producing property	-	-	349	-
Europe	Land for future development	-	-	143	-
Brazil	Income-producing property and land	-	-	2,081	-
Israel	Income-producing property	-	-	2,493	-
Israel	Property under development and land	-	-	284	-
Total assets		-	-	22,390	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of June 30, 2017:

NIS in millions
Debentures[1]	11,033
Debts to financial institutions	2,522
Total debentures and debts to financial institutions (*)	13,555
Other monetary liabilities	459
Total monetary liabilities	14,014
Less - monetary assets	1,362
Less - other investments[2]	579
Monetary liabilities, net[3]	12,073

(*) Maturity profile of the Company’s debentures and debts to financial institutions (NIS in millions):

Year	Debentures[4]	Financial Institutions	Total	%
2017	289	7	296	2
2018	1,343	14	1,357	10
2019	1,5205	1,997	3,517	26
2020	1,186	263	1,449	11
2021	1,001	3	1,004	7
2022	878	136	1,014	7
2023	1,055	51	1,106	8
2024	1,207	51	1,258	10
2025	490	-	490	4
2026	945	-	945	7
2027	1,119	-	1,119	8
Total	11,033	2,522	13,555	100

[1]	Excludes an asset of NIS 699 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
[2]	Primarily consists of investments in participation units in private equity funds and capital notes and loans in Luzon Group.
[3]	Excludes deferred tax liabilities in an amount of NIS 1.3 billion (of which NIS 0.9 billion with respect to the investment in REG shares payable upon the immediate realization of all the REG shares, based on the tax rates as of the Reporting Date).
[4]	Includes a private, unsecured loan from a financial institution in an amount of NIS 607 million.
[5]	Includes a payment of NIS 764 million with respect to the principal of debentures (Series J), with coupon interest of 6.5%, which is secured by investment property; refer to section 7 below.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.2.	FFO (EPRA Earnings)

As is the practice in real estate industry, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds from Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the disposition of properties, and other types of gains and losses.

The Economic Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Economic Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Economic Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The table below presents the calculation of the Company’s Economic FFO, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, and its Economic FFO per share for the stated periods:

	For the 6 months ended June 30,		For the 3 months ended June 30,		For the year ended December 31,
	2017	2016	2017	2016	2016
Net income (loss) attributable to equity holders of the Company for the period	95	(181)	371	97	787
Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	(44)	(821)	6	(572)	(2,081)
Capital gain on disposition of investment property	(41)	(13)	(29)	(11)	(6)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(448)	610	(140)	84	120
Adjustments with respect to equity-accounted investees	(101)	(16)	(174)	(11)	(15)
Loss (income) from discontinued operations1	281	(132)	-	(65)	(259)
Deferred taxes and current taxes with respect to disposition of properties	12	264	4	175	576
Amortization of goodwill	11	-	3	-	23
Loss from decrease in holding interest in investees	1	-	1	-	-
Acquisition costs recognized in profit or loss	1	3	-	2	4
Loss from early redemption of interest-bearing liabilities and financial derivatives	-	40	-	11	76
Non-controlling interests' share in above adjustments	370	348	(16)	282	917
Nominal FFO (EPRA Earnings)	137	102	26	(8)	142
Additional adjustments:
CPI linkage differences	53	(31)	68	39	(24)
Depreciation and amortization	7	8	4	4	16
Company's share in REG's Economic FFO (2016 - EQY's Economic FFO)	137	132	65	65	259
Other adjustments(2)	15	70	12	44	198
Economic FFO according to the management approach (Economic Adjusted EPRA Earnings)	349	281	175	144	591
Diluted Economic FFO per share according to the management approach (in NIS)	1.78	1.43	0.89	0.73	3.02
Number of shares used in the diluted Economic FFO per share calculation (in thousands)(2)	195,617	195,567	195,650	195,572	195,567

The increase in Economic FFO and Economic FFO per share in the quarter and the reporting period compared with the same periods last year, is mainly due to the accretion of the merger between EQY and REG, better performance in Brazil, improvements in ATR’s and CTY’s FFO offset by the effects of foreign exchange rates.

[1]	The income (loss) from discontinued operations comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR (in the comparative periods includes the Company’s share in EQY’s Economic FFO).
[2]	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property internal costs (primarily salary) incurred in the leasing of properties, and share-based compensation expenses (comparative periods have been retroactively adjusted with respect to share-based compensation).
[3]	Weighted average for the period.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance. The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2017 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and also on assumptions:

●	Exchange and interest rates known as of the filing date.

●	No significant investments, acquisitions and disposals, other than development work.

●	No material unexpected events in the business.

			For the year 2017
	4-6/17 Actual	1-6/17 Actual	Updated Guidance	Previous Guidance
Economic FFO (NIS in million)	175	349	635-649	606-626
Economic FFO per share (NIS)	0.89	1.78	3.25-3.32	3.10-3.20

The Company’s increased its guidance for Economic FFO mainly due to the followings:

●	Better than expected FFO results from our subsidiaries.

●	Updated forecast of the exchange rates, particularly the appreciation of the EURO and Canadian Dollar against the NIS compared with previous quarter.

The Company’s Economic FFO guidance for 2017 is forward-looking information, as defined in the Securities Law, 1968, which is based on the aforementioned assumptions, including assessments and estimates by Management of the of Company and the Group companies pertaining to future events and matters whose materialization is not certain nor under the Group’s control. There is no certainty that the guidance will be realized, wholly or partly, and actual results could be materially different from those set forth above due, inter alia, to their dependence on events that are not under the control of the Company and the Group.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.3.	Additional information is presented below regarding the Company’s pro rata share in the value of income-producing properties owned by the Group as of June 30, 2017, based on capitalization of net operating income (“NOI”). The information below is based on a methodology that is generally accepted in the markets in which the Group operates and is intended to provide an additional method of analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. This information is not intended to represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended June 30,				For the year ended December 31,
	2017		2016[1]		2016[1]
	NIS in millions
Rental income	689		716		2,841
Property operating expenses	199		211		870
NOI for the period	490		505		1,971
Less - minority’s share in NOI	(205)		(234)		(870)
Add - Company’s share in NOI of associate and jointly controlled companies	109		133		515
NOI for the period - the Group’s proportionate share[2]	394		404		1,616
Annual NOI - the Group’s proportionate share[2]	1,576	[3]	1,616	[3]	1,616

[1]	Comparative periods have been retroactively adjusted with respect to the merger between EQY and REG.
[2]	Excluding the Company’s share in REG’s NOI.
[3]	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. This analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the second quarter of 2017:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	28,678	27,431	26,288	25,237	24,266

(*)	Calculated as the result of dividing the NOI by the cap rate.

New properties, properties under development and land, which are not yet commenced income-producing and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of June 30, 2017, amounted to NIS 1,233 million.

The Company investment in REG shares at its fair value amounted to NIS 4,728 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of June 30, 2017, amounted to NIS 21,550 million.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared to those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of June 30,		As of December 30,
	2017	2016	2016
	NIS in millions
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	9,014	7,867	8,158
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority’s share)[1]	1,070	2,796	2,933
Adjustments with respect to equity-accounted investees	623	-	-
Fair value asset adjustment for derivatives, net[2]	(156)	135	(32)
Net asset value - EPRA NAV	10,551	10,798	11,059
EPRA NAV per share (in NIS)	53.9	55.2	56.5
EPRA NNNAV
EPRA NAV	10,551	10,798	11,059
Adjustment of financial liabilities to their fair value	(902)	(1,175)	(860)
Other adjustments to provision for deferred taxes	(1,070)	(1,710)	(1,752)
Fair value asset adjustment for financial derivatives, net	156	(135)	32
Adjustments with respect to equity-accounted investees	(757)	-	-
Adjusted net asset value - EPRA NNNAV	7,978	7,778	8,479
EPRA NNNAV per share (in NIS)	40.8	39.8	43.4
Issued share capital of the Company (in thousands of shares)(3)	195,658	195,568	195,560

[1]	Net of goodwill generated in business combinations against deferred tax liability.
[2]	Represents the fair value less the intrinsic value of currency hedging transactions.
[3]	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	During the Reporting Period, the Company and its subsidiaries’ investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 1,439 million. The effect of these investments on the operating results of the Group will be reflected in full during the remainder of 2017 and thereafter.

Activities in Properties

1)	During the Reporting Period, the Group (excluding REG) acquired 5 income-producing properties, with a total GLA of 26 thousand square meters and land for future development, at a total cost of NIS 443 million. In addition, the Company and its subsidiaries developed new properties and redeveloped existing properties at a total cost of NIS 996 million.

2)	Highlights of operational data:

	Income producing	GLA (in thousands of	Average basic monthly rent per square meter		Change in same	Occupancy rate in core properties		Ratio of net debt to
	properties[1]	square meters)	30.6.2017	30.6.2016	property NOI[2]	30.6.2017	30.6.2016	total assets
Gazit Brazil	8	138	R$ 60	R$ 39	11.0%	92.6%	91.6%	N/A
Gazit Development	8	130	NIS 105.2	NIS 102.8	(1.7%)[3]	92.5%	96.4%	N/A
CTY	53	1,263	€23.5	€22.4	1.6%	96.3%	96.5%	47.3%
ATR	60	1,092	€13.2	€12.4	6.8%	95.5%	95.4%	30.3%
FCR	159	2,200	C$ 17.4	C$ 17.1	2.5%	95.0%	95.2%	42.5%
REG	428	5,490	U.S$ 18.5	U.S$ 17.7	3.5%	95.0%	95.8%	24.0%

[1]	Includes jointly-controlled properties.
[2]	Change in same property NOI during the Reporting Period compared to the comparable period in the prior year.
[3]	The change in same property NOI at Gazit Development results from the renovation of part of one of the properties; excluding such property, the change in same property NOI is a 1.6% increase compared to the comparable period in the prior year.

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3)	Data for Properties under Development, Redevelopment, and Expansion.

	Properties under Development
Company	No. of properties	Total investment as of June 30, 2017 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	1	544	153	36
CTY	1	145	711	25
	2	689	864	61

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of June 30, 2017 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	8	1,504	234	60
CTY	1	139	100	24
ATR	4	263	538	30
Gazit Development	1	50	64	13
	14	1,956	936	127

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4)	Effect of the Macro-Economic Environment on the Group’s Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of June 30, 2017, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

	Growth (GDP)
	2017 forecast	2016	Rate of unemployment	Yield on government debentures (10 years)	Debt rating (S&P)
Norway	1.70%	0.80%	4.3%	1.57%	AAA
Sweden	2.60%	3.20%	6.4%	0.59%	AAA
Canada	2.65%	1.30%	6.3%	1.93%	AAA
Finland	1.50%	1.30%	8.7%	0.43%	AA+
USA	2.20%	1.60%	4.3%	2.24%	AA+
Czech Republic	2.70%	2.50%	2.9%	0.97%	AA-
Israel	3.30%	3.00%	4.5%	1.81%	A+
Poland	3.80%	2.70%	5.8%	3.33%	BBB+
Russia	1.40%	(0.50%)	5.1%	7.73%	BB+
Brazil	0.50%	(3.50%)	8.2%	9.93%	BB

International debt rating of subsidiaries:

Rating Agency	FCR	REG	CTY	ATR	Gazit-Globe
Moody’s	Baa2/Stable	Baa2/Stable	Baa1/Negative	-	ilAa3/Stable
S&P	-	BBB+/Stable	BBB/Stable	BBB-/Stable	ilAA-/Stable
Fitch	-	BBB+/Stable	-	BBB-/Stable	-
DBRS	BBB(HIGH)/Stable	-	-	-	-

1.	Data source: Bloomberg- August 2017

3.2.	Material Events During the Reporting Period

A.	For details regarding EQY’s merger with REG, refer to Note 3b to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a gross consideration of C$ 185 million, refer to Note 3c to the financial statements.

C.	For details regarding the sale of 2.8 million REG shares for a consideration of U.S.$ 192 million, refer to Note 3b to the financial statements.

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3.3.	Dividend Distribution Policy

Pursuant to the Company’s dividend distribution policy, each year the Company announces its anticipated annual dividend. In March 2017, the Company announced that the quarterly dividend for 2017 would be NIS

0.35 per share (the total dividend to be declared for 2017 is expected to be NIS 1.40 per share).

The foregoing anticipated dividend distribution is subject to sufficient distributable income at the relevant dates and subject to the provisions of Israeli Corporate law relating to dividend distributions, as well as to decisions that the Company is permitted to take, including the uses of its income for other purposes and the amendment of this policy.

3.4.	Financial Position

Current assets

Current assets amounted to NIS 2.5 billion as of June 30, 2017, compared to NIS 23.6 billion as of December 31, 2016. The decrease in current assets is primarily due to EQY’s merger with REG in March 2017, since all of EQY’s assets were classified as assets held for sale as of December 31, 2016, and additionally due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,128 million as of June 30, 2017, compared to NIS 2,097 million as of December 31, 2016. The increase in the balance of equity-accounted investees is primarily due to the loss of control over FCR, which is presented according to the equity method from the date of loss of control in March 2017 (refer to Note 3c to the financial statements). The balance of this item as of June 30, 2017, is primarily comprised of investments in investment property through joint ventures as recorded in CTY’s and ATR’s books.

Available-for-sale securities

Available-for-sale securities amounted to NIS 4,622 million as of June 30, 2017 (primarily comprised of the Company’s investment in REG, which is presented at fair value, refer to Note 3b to the financial statements) compared to NIS 384 million as of December 31, 2016.

Financial derivatives

The balance of financial derivatives primarily arises from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities undertaken to finance the respective acquisitions of such properties are incurred (on a proportionately consolidated basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of June 30, 2017, the aforesaid balance of financial derivatives amounted to NIS 628 million, compared to NIS 516 million as of December 31, 2016. The increase is primarily due to the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period, primarily attributable to the weakening of the Canadian dollar, the U.S. dollar and the euro against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of June 30, 2017, amounted to NIS 33.9 billion, compared to NIS 78.7 billion as of December 31, 2016.

The decrease in these balances during the Reporting Period is primarily due to EQY’s merger with REG in March 2017 and to the deconsolidation of EQY as of the date of the merger, as well as to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

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Intangible assets, net

Intangible assets, net, as of June 30, 2017, totaled NIS 723 million, compared to NIS 815 million as of December 31, 2016. The intangible assets primarily consist of goodwill in an amount of NIS 656 million as a result of CTY’s acquisition of properties in Norway.

Current liabilities

Current liabilities, as of June 30, 2017, totaled NIS 4.1 billion, compared to NIS 13.2 billion as of December 31, 2016. The decrease in current liabilities is primarily due to EQY’s merger with REG in March 2017, resulting in the classification of EQY’s liabilities under current liabilities as of December 31, 2016, and also to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

As of June 30, 2017, the Group had a negative working capital balance of NIS 1.6 billion. The current assets of NIS 2.5 billion, the binding long-term credit facilities of NIS 6.0 billion available to the Company and its subsidiaries for immediate drawdown, as well as the cash flows provided by operating activities are significantly greater than the amount of the current liabilities, and thus the Company’s Management believes the balance of current liabilities as of June 30, 2017 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of June 30, 2017, totaled NIS 26.8 billion, compared to NIS 39.9 billion as of December 31, 2016. The decrease in non-current liabilities is primarily due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Note 3c to the financial statements).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of June 30, 2017, amounted to NIS 9,014 million, compared to NIS 8,158 million as of December 31, 2016. The increase is primarily due to an increase of NIS 898 million in capital reserves (primarily as a result of reclassifying the foreign currency translation reserves, as a result of deconsolidation of EQY and FCR) and to income of NIS 95 million attributable to the Company’s equity holders. The aforesaid increase was offset by the declared dividend of NIS 137 million.

The equity per share attributable to the equity holders of the Company as of June 30, 2017 totaled NIS 46.1 per share, compared to NIS 41.7 per share as of December 31, 2016, after a dividend distribution of NIS 0.70 per share for the Reporting Period.

Non-controlling interests

Non-controlling interests, as of June 30, 2017, amounted to NIS 8.0 billion, compared to NIS 25.6 billion as of December 31, 2016. The balance is primarily composed of the interests of CTY’s other shareholders comprising 56.1% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 40.5% of ATR’s equity.

The decrease in non-controlling interests in the Reporting Period is primarily due to the deconsolidation of EQY and FCR, the balance of whose non-controlling interests totaled NIS 16.6 billion as of the date of deconsolidation, to the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.5 billion, and to the portion of the non-controlling interests in the comprehensive loss of the subsidiaries in an amount of NIS 0.5 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets is 54.1% as of June 30, 2017, compared to 50.8% as of June 30, 2016 and 50.1% as of December 31, 2016.

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3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016(*	2017	2016(*	2016(*
	Unaudited				Audited
	NIS in millions (except for net earnings (loss) per share data)

Rental income	1,387	1,430	689	716	2,841
Property operating expenses	420	433	199	211	870

Net operating rental income	967	997	490	505	1,971

Fair value gain (loss) from investment property and investment property under development, net	44	131	(6)	28	245
General and administrative expenses	(188)	(231)	(94)	(118)	(436)
Other income	40	26	34	20	26
Other expenses	(32)	(44)	( 1 0)	(3 1 )	(223)
Company's share in earnings of equity- accounted investees, net	254	57	243	29	106

Operating income	1,085	936	657	433	1,689

Finance expenses	(565)	(953)	(32 1 )	(4 1 4)	(1,127)
Finance income	515	72	163	23	255

Profit before taxes on income	1,035	55	499	42	817
Taxes on income	23	79	9	53	153

Net income (loss) from continuing operations	1,012	(24)	490	(11)	664
Net income (loss) from discontinued operations	(281)	963	-	792	2,516

Net income	731	939	490	781	3,180

Attributable to:
Equity holders of the Company	95	(181)	371	97	787
Non-controlling interests	636	1,120	119	684	2,393

	731	939	490	781	3,180

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):
Basic net earnings (loss) from continuing operations	3.95	(2.00)	1.90	(0.88)	0.64
Basic net earnings (loss) from discontinued operations	(3.46)	1.07	-	1.38	3.39
Total basic net earnings (loss)	0.49	(0.93)	1.90	0.50	4.03
Diluted net earnings (loss) from continuing operations	3.90	(2.03)	1.87	(0.91)	0.57
Diluted net earnings (loss) from discontinued operations	(3.46)	1.07	-	1.38	3.39
Total diluted net earnings (loss)	0.44	(0.96)	1.87	0.47	3.96

(*)	Reclassified, refer to Notes 3b and 3c to the financial statements.

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The statement of comprehensive income is as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016(*	2017	2016(*	2016(*
	Unaudited				Audited
	NIS in millions

Net income	731	939	490	781	3,180

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(747)	473	(60)	264	(536)
Net gains (losses) on cash flow hedges	(7)	(19)	(2)	16	32
Net gains (losses) on available-for-sale financial assets	(287)	132	(190)	27	75
Other comprehensive income (loss) from continuing operations	(1,041)	586	(252)	307	(429)
Other comprehensive income (loss) from discontinued operations	774	382	-	387	(18)

Total other comprehensive income (loss)	(267)	968	(252)	694	(447)
Total comprehensive income	464	1,907	238	1,475	2,733
Attributable to:
Equity holders of the Company	982	449	(4)	469	736
Non-controlling interests	(518)	1,458	242	1,006	1,997
	464	1,907	238	1,475	2,733

*)	Reclassified, refer to Notes 3b and 3c to the financial statements.

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B.	Analysis of Results of Operations for the Reporting Period of 2017

Rental income

Rental income decreased by 3.0% to NIS 1,387 million in the Reporting Period, compared to NIS 1,430 million in the comparable period in the prior year. The decrease is primarily due to the decrease in the average exchange rates of the euro against the NIS and to the disposition of properties during the prior 12 month period. The decrease was offset by development properties coming on line by new acquisitions during the prior 12 month period and by growth in income from existing properties in the Reporting Period compared to the comparable period in the prior year.

If the average exchange rates in the prior year were adjusted to the Reporting Period average exchange rates, the rental income in the Reporting Period would have increased by 4.2%, compared to the comparable period in the prior year.

Property operating expenses

Property operating expenses totaled NIS 420 million in the Reporting Period, representing 30.3% of rental income, compared to NIS 433 million, representing 30.3% of rental income, in the comparable period in the prior year.

Net operating rental income (NOI)

Net operating rental income decreased by 3.0% to NIS 967 million in the Reporting Period (69.7% of rental income), compared to NIS 997 million (69.7% of rental income) in the comparable period in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental Income”.

If the average exchange rates in the prior year were adjusted to the Reporting Period average exchange rates, the net operating rental income in the Reporting Period would have increased by 4.0%, compared to the comparable period in the prior year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 44 million, compared to a gain of NIS 131 million, in the comparable period in the prior year.

General and administrative expenses

General and administrative expenses totaled NIS 188 million (13.6% of total revenues), in the Reporting Period, compared to NIS 231 million (16.2% of total revenues) in the comparable period in the prior year. The decrease in general and administrative expenses is primarily due to efficiency measures implemented at the Group companies.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, the Company’s share in earnings of equity-accounted investees amounted to NIS 254 million (compared to earnings of NIS 57 million recorded in the comparable period in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings from the date of loss of control (NIS 242 million) and the Group’s share in the earnings of CTY's and ATR's equity-accounted investees.

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Finance expenses

Finance expenses amounted to NIS 565 million in the Reporting Period, compared to NIS 953 million in the comparable period in the prior year. The decrease in the finance expenses in the Reporting Period, compared to the comparable period in the prior year, is primarily due to a loss of NIS 417 million recognized in the comparable period in the prior year due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared to a revaluation gain in the Reporting Period.

The finance expenses in the Reporting Period reflect average nominal annual interest of 3.7% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.0% in the comparable period in the prior year.

Finance income

Finance income totaled NIS 515 million in the Reporting Period, compared to NIS 72 million in the comparable period in the prior year. Finance income in the Reporting Period primarily comprises a gain of NIS 445 million on the revaluation of financial derivatives (compared to a revaluation loss recorded in finance expenses in the comparable period in the prior year), interest income of NIS 23 million (compared to interest income of NIS 28 million in the comparable period in the prior year), and income of NIS 48 million from the gain on realization of securities and from dividends, primarily a dividend from REG (compared to income of NIS 42 million in the comparable period in the prior year).

Taxes on income

Taxes on income totaled NIS 23 million in the Reporting Period, compared to NIS 79 million in the comparable period in the prior year.

Income (loss) from discontinued operations, net

The loss from discontinued operations, net in the Reporting Period is comprised of the operating results of EQY due to its merger with REG (refer to Note 3b to the financial statements) and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR due to the loss of control (refer to Note 3c to the financial statements) and the gain on deconsolidation following the loss of control; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR. In comparative periods, the income from discontinued operations, net, comprises: the operating results of EQY due to its merger with REG; the operating results of FCR due to the loss of control; and a loss in an amount of NIS 230 million, which primarily consists of a net loss from impairment of capital notes and loans granted to Luzon Group, the realization of capital reserves from the translation of foreign operations, and the sale of Luzon Group shares.

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C.	Analysis of results of operations for the second quarter of 2017

Rental income

Rental income decreased by 3.8% to NIS 689 million in the Quarter, compared to NIS 716 million in the comparable quarter in the prior year. The decrease is due to the decrease in the average exchange rate of the euro against the NIS and to the disposition of properties during the prior 12-month period. The decrease was offset by development properties coming on line, by new acquisitions during the prior 12-month period, and by growth in income from existing properties in the Quarter compared to the comparable quarter in the prior year.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the rental income in the Quarter would have increased by 3.9%, compared to the comparable quarter in the prior year.

Property operating expenses

Property operating expenses totaled NIS 199 million in the Quarter, representing 28.9% of rental income, compared to NIS 211 million, representing 29.5% of rental income, in the comparable quarter in the prior year.

Net operating rental income (NOI)

Net operating rental income decreased by 3.0% to NIS 490 million in the Quarter (71.1% of rental income), compared to NIS 505 million (70.5% of rental income) in the comparable quarter in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental income”.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the net operating rental income in the Quarter would have increased by 4.7% compared to the comparable quarter in the prior year.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Quarter, a fair value loss on its properties in a gross amount of NIS 6 million, compared to a gain of NIS 28 million, in the comparable quarter in the prior year.

General and administrative expenses

General and administrative expenses totaled NIS 94 million (13.6% of total revenues), in the Quarter, compared to NIS 118 million (16.5% of total revenues) the comparable quarter in the prior year. The decrease in general and administrative expenses is primarily due to efficiency measures implemented at the Group companies.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, the Company’s share in earnings of equity-accounted investees amounted to earnings of NIS 243 million (compared to earnings of NIS 29 million recorded in the comparable quarter in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings from the date of loss of control (NIS 242 million) and the Group’s share in the earnings of CTY's and ATR's equity-accounted investees.

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Finance expenses

Finance expenses amounted to NIS 321 million in the Quarter, compared to NIS 414 million in the comparable quarter in the prior year. The decrease in the finance expenses in the Quarter, compared to the comparable quarter in the prior year, is primarily due to a loss of NIS 115 million recognized in the comparable quarter in the prior year due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared to a revaluation gain in the Quarter.

The finance expenses in the Quarter reflect average nominal annual interest of 3.9% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.0% in the comparable quarter in the prior year.

Finance income

Finance income totaled NIS 163 million in the Quarter, compared to NIS 23 million in the comparable quarter in the prior year. Finance income in the Quarter primarily comprises a gain of NIS 109 million on the revaluation of financial derivatives (compared to a revaluation loss recorded in finance expenses in the comparable quarter in the prior year) and income of NIS 42 million from the gain on realization of securities and from dividends, primarily a dividend from REG (compared to income of NIS 22 million in the comparable quarter in the prior year).

Taxes on income

Taxes expenses totaled NIS 9 million in the Quarter, compared to NIS 53 million in the comparable quarter in the prior year.

Income (loss) from discontinued operations, net

In the comparable quarter in the prior year, the income from discontinued operations, net, comprises the operating results of EQY, due to its merger with REG, and the operating results of FCR, due to the loss of control (refer to Notes 3b and 3c to the financial statements).

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3.6.	Liquidity and Capital Resources

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities – as well as flexibility in accessibility to sources of capital.

The sources of the Group’s liquidity are the cash generated from its income-producing properties, credit facilities, mortgages, long-term loans, cash raised from the offering of its debentures, convertible debentures and equity, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 0.9 billion as of June 30, 2017, and NIS 1.8 billion at the end of 2016. In addition, as of June 30, 2017, the Company and its subsidiaries have binding undrawn long-term credit facilities1 available for immediate drawdown of NIS 6.0 billion.

As of June 30, 2017, the Company and its subsidiaries have liquidity, including undrawn credit facilities available for immediate drawdown, of NIS 6.8 billion (of which NIS 3.5 billion is at the Company level, including it's wholly – owned subsidiaries). In addition, as of June 30, 2017, an equity-accounted investee of the Company has liquidity, including undrawn credit facilities available for immediate drawdown, totaling NIS 1.4 billion.

As of June 30, 2017, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at fair value of NIS 29.1 billion (85.8% of the total investment property and investment property under development). In addition, as of June 30, 2017, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 19.4 billion.

As of June 30, 2017, according to its consolidated financial statements, the Company had a negative working capital of NIS 1.6 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including its wholly – owned subsidiaries), binding undrawn credit facilities1, which are available for immediate drawdown, amounting to NIS 6.0 billion and NIS 3.1 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of such negative working capital and has determined that, based on the current funding and capital sources as mentioned above, as well as the positive cash flow from operating activity, the existence of the negative working capital is not indicative of a liquidity problem for the Company or the Group.

1 Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to complying with the terms prescribed in the agreements, and with respect to which the Group companies pay various commissions, including commitment fees.

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3.7.	Cash flows

Cash flows from operating activities in the Reporting Period and the Quarter totaled NIS 372 million and NIS 180 million, compared to NIS 603 million and NIS 313 million, respectively, in the comparable periods in the prior year. The decrease in cash flows from operating activities is primarily due to the deconsolidation of EQY and FCR (refer to Notes 3b and 3c to the financial statements), whose cash flows from operating activities were greater than the dividend that the Company receives since their deconsolidation.

During the Reporting Period, the activities of the Company and its subsidiaries were funded from the receipt of loans and credit lines in a net amount of NIS 496 million and from the realization of financial assets in a net amount of NIS 877 million. The proceeds from these sources were primarily used for the acquisition and development of a new investment property in a net amount of NIS 751 million, for the repayment of debentures in a net amount of NIS 1,462 million and for the payment of dividends by the Group companies in a net amount of NIS 521 million.

During the Quarter, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 95 million and from the receipt of loans and credit lines in a net amount of NIS 36 million. The proceeds from these sources were primarily used for the acquisition and development of a new investment property in a net amount of NIS 33 million and for the repayment of debentures in a net amount of NIS 476 million.

3.8.	Repurchase Program

A.	On March 26, 2017, the Company’s Board of Directors approved a repurchase program for the Company's debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s Management. As of the publication of this report, the Company had repurchased debentures in an amount of NIS 25 million under the program.

B.	On March 26, 2017, the Company’s Board of Directors approved a repurchase program for the Company's shares (in place of the previous program) in an amount of up to NIS 150 million. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, no shares had been repurchased under the program.

4.	Exposure to Currencies and Market Risks and their Management

4.1.	The officers responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO. The Group operates globally and is consequently exposed to currency risks resulting from fluctuations in exchange rates of various currencies (primarily the U.S. dollar, the Canadian dollar, the euro and the Brazilian real). Since March 26, 2017, the approval date of the Company’s annual report for 2016, there have not been any material changes in the management or nature of the market risks to which the Company is exposed.

4.2.	During the period from January 1, 2017 through the date on which the financial statements were approved, the CEO and Executive Vice President and CFO have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during such period, the Company’s Board of Directors discussed such risks and the Company’s policy with respect thereto in the meetings in which the financial statements as of December 31, 2016, March 31, 2017, June 30, 2017 were approved and at a meeting on May 11, 2017.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

4.3.	Changes in foreign currency exchange rates – during the period from January 1, 2017 through June 30, 2017, the NIS appreciated against the U.S. dollar, the Canadian dollar, the euro and the Brazilian real by 9.1%, 5.6%, 1.4% and 11.0%, respectively. With regard to the impact of exchange rate changes on the Company's equity, as of June 30, 2017, refer to Appendix A of the Directors’ Report. In addition, from June 30, 2017 until immediately prior to the date of approval of this report, the NIS devalued against the U.S. dollar, the Canadian dollar, the Euro and the Brazilian real by 3.6%, 6.9%, 6.9% and 8.0%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. During the period from January 1, 2017 through June 30, 2017, the Israeli consumer price index rose by 0.7%. In addition, from June 30, 2017 until immediately prior to the date of approval of this report, the Israeli consumer price index decreased by 0.8%.

4.4.	As in the past, the Company maintains a high correlation between the mix of its properties in the various functional currencies and the exposure of its equity to those currencies, by conducting hedging transactions to manage the currency exposure. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the functional currencies (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of June 30, 2017, refer to the table attached as Appendix A of the Directors’ Report.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

The economic equity exposure by currency, as of June 30, 20171 and December 31, 2016, is presented below:

June 30, 2017

December 31, 2016

[1]	Refer also to Appendix A of the Directors’ Report.

29

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

5.	Corporate Governance Aspects

Donations

The Group has undertaken to assist the communities in which it operates in accordance with the donation policy approved by the Company’s Management. During the Quarter, the Group made donations to a variety of projects in the areas of education, culture, welfare, and health in the various countries in which the Company operates.

A.	The majority of the Group’s donations in the Quarter was directed to the field of education for the benefit of the “Supporting the South” initiative, which was established by the Company five years ago. Within the framework of the initiative, the Company supports the educational systems of periphery towns in the Negev, including providing support to elementary and high schools, as well as to several nursery schools and preschool centers.

B.	Communal involvement – the Group supports a variety of volunteer organizations in the fields of welfare, health, culture, assistance to soldiers, and the environment.

During the Quarter, the Group’s donations amounted to NIS 2.9 million.

6.	Disclosure Regarding the Financial Reporting of the Company

Additional Information and Events Subsequent to the Reporting Date

On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

7.	Details Concerning the Company’s Publicly-Held Debt Certificates

Collateral for Debentures (Series J)

A.	The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), which information is hereby incorporated by reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2016 is NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of June 30, 2017, compared to their value as of December 31, 2016.

B.	On June 30, 2017, the Company repaid the debentures (Series A) in full, in accordance with the repayment dates of the aforementioned debentures.

August 21, 2017
Date of Approval of Directors’ Report	Chaim Katzman Chairman of the Board of Directors	Dori J. Segal CEO and Vice Chairman of the Board of Directors

30

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure as of June 30, 2017

The information below sets forth the scope of the Company’s currency exposure (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real) in connection with the cross-currency swaps which have been transacted, and the scope of the exposure remaining after taking into account the cross-currency swaps, as of June 30, 2017. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages they represent out of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,081	1,280	3,855	2,848	1,987	-
Assets in NIS	3,081	4,476	15,364	7,639	2,105	32,665
% of total assets	10	14	47	23	6	100
Liabilities in original currency	10,829	609	1,517	1,223	-	-
Cross-currency swap transactions in original currency	(8,895)	159	1,152	731	818	-
Liabilities in original currency	1,934	768	2,669	1,954	818	-
Liabilities in NIS adjusted for swaps	1,934	2,685	10,638	5,258	866	21,381
% of total liabilities	9	12	50	25	4	100
Total equity in original currency	1,147	512	1,186	894	1,169	-
Total economic equity[3] in NIS	1,147	1,791	4,726	2,381	1,239	11,284
% of total equity	10	16	42	21	11	100

[1]	According to currency exchange rates as of June 30, 2017.

[2]	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but rather according to the Company’s interest in each of the subsidiaries at the stated date.

[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2016 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2016 (the “Periodic Report”), for each matter required to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 24, 2017, the Company distributed a dividend to its shareholders in an amount of NIS 68.4 million (NIS 0.35 per share).

B.	On July 3, 2017, the Company distributed a dividend to its shareholders in an amount of NIS 68.4 million (NIS 0.35 per share).

C.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5b to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding completion of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3b to the financial statements.

B.	For details regarding the sale of 2.8 million REG shares for a consideration of U.S. $ 192 million, refer to Note 3b to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding an early redemption of convertible debentures (Series E and F) in an amount of C$ 106.3 million made by FCR, refer to Note 3a to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million and the accounting treatment implemented as a result of the sale, refer to Note 3c to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

In July 2017, Moody’s rating agency updated CTY’s outlook from Stable to Negative. Following the update, CTY’s aforementioned debt rating is Baa1 (Negative Outlook).

Update to Section 16 – Human capital

For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Note 3d3 to the financial statements.

Update to Section 18 – Financing

During 2017 through the filing date, the Company repurchased its debentures in an amount of NIS 25 million.

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GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Pledged Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CITY*

	Current Year 2017		Comparable Numbers
	Quarter 2	Quarter 1	2016
Value of property (NIS in 000’s)	1,119,500	1,109,600	1,109,600
NOI in the period (NIS in 000’s)**	16,616	17,598	73,016
Revaluation gains (losses) in the period (NIS in 000’s)	6,607	(2,247)	20,279
Average occupancy rate in the period**	93.5%	97.4%	98.9%
Actual rate of return (%) **	6.0%	6.3%	6.7%
Average annual rental per sq. meter (NIS)	1,004	1,019	1,020
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-

*	The properties G Cinema, G-One and G-Two (as they appear in Appendix B of the Directors’ Report for 2016), have been amalgamated under a single appraisal, in accordance with Company Management’s approach.

**	Part of the asset is under major renovation.

33

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2017

Unaudited

34

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of June 30, 2017 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 26% of total consolidated assets as of June 30, 2017, and whose revenues constitute approximately 37% of total consolidated revenues for the periods of six and three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 21, 2017	A Member of Ernst & Young Global

35

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	706	1,427	1,520
Short-term investments and loans	19	71	96
Marketable securities	146	52	212
Financial derivatives	167	52	98
Trade receivables	107	237	163
Other accounts receivable	293	1,073	329
Inventory of buildings and apartments for sale	-	-	14
Current taxes receivable	48	37	26

	1,486	2,949	2,458

Assets classified as held for sale	977	534	21,132

	2,463	3,483	23,590
NON-CURRENT ASSETS

Equity-accounted investees	6,128	2,646	2,097
Other investments, loans and receivables	266	781	1,223
Available-for-sale financial assets	4,622	914	384
Financial derivatives	628	346	516
Investment property	31,118	73,738	55,982
Investment property under development	1,809	2,799	2,113
Fixed assets, net	122	128	152
Intangible assets, net	723	926	815
Deferred taxes	15	39	15

	45,431	82,317	63,297

	47,894	85,800	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

36

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	1,273	918	775
Current maturities of non-current liabilities	1,519	2,980	3,043
Financial derivatives	41	57	47
Trade payables	76	519	377
Other accounts payable	979	1,532	1,820
Current taxes payable	171	91	93

	4,059	6,097	6,155
Liabilities attributable to assets held for sale	14	6	7,024

	4,073	6,103	13,179
NON-CURRENT LIABILITIES
Debentures	19,551	28,479	27,319
Convertible debentures	-	615	296
Interest-bearing loans from banks and others	3,947	11,940	8,183
Financial derivatives	31	132	50
Other liabilities	239	410	283
Deferred taxes	2,993	4,916	3,809

	26,761	46,492	39,940

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	249	249	249
Share premium	5,002	4,989	4,992
Retained earnings	5,657	4,868	5,699
Foreign currency translation reserve	(2,094)	(2,592)	(3,257)
Other reserves	221	374	496
Treasury shares	(21)	(21)	(21)

	9,014	7,867	8,158
Non-controlling interests	8,046	25,338	25,610

Total equity	17,060	33,205	33,768

	47,894	85,800	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

August 21, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dori J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

37

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	(*2016	2017	(*2016	(*2016
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	1,387	1,430	689	716	2,841
Property operating expenses	420	433	199	211	870

Net operating rental income	967	997	490	505	1,971

Fair value gain (loss) from investment property and investment property under development, net	44	131	(6)	28	245
General and administrative expenses	(188)	(231)	(94)	(118)	(436)
Other income	40	26	34	20	26
Other expenses	(32)	(44)	(10)	(31)	(223)
Company's share in earnings of equity-accounted investees, net	254	57	243	29	106

Operating income	1,085	936	657	433	1,689

Finance expenses	(565)	(953)	(321)	(414)	(1,127)
Finance income	515	72	163	23	255

Income before taxes on income	1,035	55	499	42	817
Taxes on income	23	79	9	53	153

Net income (loss) from continuing operations	1,012	(24)	490	(11)	664
Net income (loss) from discontinued operation, net	(281)	963	-	792	2,516
Net income	731	939	490	781	3,180
Attributable to:

Equity holders of the Company	95	(181)	371	97	787
Non-controlling interests	636	1,120	119	684	2,393

	731	939	490	781	3,180

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	3.95	(2.00)	1.90	(0.88)	0.64
Basic net earnings (loss) from discontinued operation	(3.46)	1.07	-	1.38	3.39
Total basic net earnings (loss)	0.49	(0.93)	1.90	0.50	4.03
Diluted net earnings (loss) from continuing operations	3.90	(2.03)	1.87	(0.91)	0.57
Diluted net earnings (loss) from discontinued	(3.46)	1.07	-	1.38	3.39
Total diluted net earnings (loss)	0.44	(0.96)	1.87	0.47	3.96

*)	Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months		Three months		Year
	ended		ended		ended
	June 30,		June 30,		December 31,
	2017	(*2016	2017	(*2016	(*2016
	Unaudited				Audited
	NIS in millions

Net income	731	939	490	781	3,180

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(747)	473	(60)	264	(536)
Net gains (losses) on cash flow hedges (1)	(7)	(19)	(2)	16	32
Net gains (losses) on available-for-sale financial assets	(287)	132	(190)	27	75
Other comprehensive income (loss) from continuing operations	(1,041)	586	(252)	307	(429)
Other comprehensive income (loss) from discontinued operations, net	774	382	-	387	(18)
Total other comprehensive income (loss)	(267)	968	(252)	694	(447)
Comprehensive income	464	1,907	238	1,475	2,733

Attributable to:
Equity holders of the Company (2)	982	449	(4)	469	736
Non-controlling interests	(518)	1,458	242	1,006	1,997

	464	1,907	238	1,475	2,733

(1) Includes Group's share in other comprehensive income of equity-accounted investees	3	2	3	1	1
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income (loss)	95	(181)	371	97	787
Exchange differences on translation of foreign operations	(876)	468	(178)	344	(197)
Net gains (losses) on cash flow hedges	(3)	(15)	(1)	-	20
Net gains (losses) on available-for-sale financial assets	(288)	134	(196)	28	83
Realization of capital reserves of previously consolidated subsidiaries	2,054	43	-	-	43
	982	449	(4)	469	736

*)	Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

39

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2017 (audited)	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income	-	-	95	-	-	-	95	636	731
Other comprehensive income (loss)	-	-	-	1,163	(276)	-	887	(1,154)	(267)

Total comprehensive income (loss)	-	-	95	1,163	(276)	-	982	(518)	464

Exercise and expiration of Company's share options into Company shares	*) -	10	-	-	(10)	-	*) -		*) -
Cost of share-based payment	-	-	-	-	4	-	4	-	4
Dividend declared **)	-	-	(137)	-	-	-	(137)	-	(137)
Loss of control in previously consolidated subsidiaries (see Notes 3b and 3c)	-	-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-	-	-	-	7	-	7	35	42
Dividend to non-controlling interests	-	-	-	-	-	-	-	(451)	(451)

Balance as of June 30, 2017	249	5,002	5,657	(2,094)	221	(21)	9,014	8,046	17,060

*)	Represents an amount of less than NIS 1 million.

**)	In the six months ended on June 30, 2017 the Company declared a dividend in an amount of NIS 0.7 per share (a total of approximately NIS 137 million). NIS 68.4 million (NIS 0.35 per share) was paid on April 24, 2017 and NIS 68.4 million (NIS 0.35 per share) was paid on July 3, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

40

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2016 (audited)	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income (loss)	-	-	(181)	-	-	-	(181)	1,120	939
Other comprehensive income	-	-	-	511	119	-	630	338	968

Total comprehensive income (loss)	-	-	(181)	511	119	-	449	1,458	1,907
Exercise, forfeiture and expiration of Company's share options into Company shares	*) -	6	-	-	(6)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	4	-	4	19	23
Dividend declared	-	-	(158)	-	-	-	(158)	-	(158)
Non-controlling interests in previously consolidated subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	(1)	-	(1)	816	815
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	32	-	32	(121)	(89)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(8)	(8)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(588)	(588)

Balance as of June 30, 2016	249	4,989	4,868	(2,592)	374	(21)	7,867	25,338	33,205

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

41

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2017	249	4,998	5,355	(1,916)	419	(21)	9,084	7,995	17,079
Net income	-	-	371	-	-	-	371	119	490
Other comprehensive income (loss)	-	-	-	(178)	(197)	-	(375)	123	(252)
Total comprehensive income (loss)	-	-	371	(178)	(197)	-	(4)	242	238

Exercise and forfeiture of Company's share option into Company shares	*) -	4	-	-	(4)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	3	-	3	1	4
Dividend declared **)	-	-	(69)	-	-	-	(69)	-	(69)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(192)	(192)

Balance as of June 30, 2017	249	5,002	5,657	(2,094)	221	(21)	9,014	8,046	17,060

*)	Represents an amount of less than NIS 1 million.

**)	On May 22, 2017 the Company declared a dividend of NIS 0.35 per share that was paid on July 3, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

42

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2016	249	4,985	4,839	(2,936)	262	(21)	7,378	24,162	31,540
Net income	-	-	97	-	-	-	97	684	781
Other comprehensive income	-	-	-	344	28	-	372	322	694

Total comprehensive income	-	-	97	344	28	-	469	1,006	1,475
Exercise and forfeiture of Company's share options into Company shares	*) -	4	-	-	(4)	-	*) -		*) -
Cost of share-based payment	-	-	-	-	2	-	2	9	11
Dividend declared	-	-	(68)	-	-	-	(68)	-	(68)
Capital issuance to non-controlling interests	-	-	-	-	55	-	55	583	638
Acquisition of non-controlling interests	-	-	-	-	31	-	31	(119)	(88)
Conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(7)	(7)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(296)	(296)

Balance as of June 30, 2016	249	4,989	4,868	(2,592)	374	(21)	7,867	25,338	33,205

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

43

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2016	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	787	-	-	-	787	2,393	3,180
Other comprehensive (loss)	-	-	-	(154)	103	-	(51)	(396)	(447)
Total comprehensive income (loss)	-	-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of Company's share options into Company shares	*)-	9	-	-	(9)	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	8	-	8	43	51
Dividend paid	-	-	(295)	-	-	-	(295)	-	(295)
Non-controlling interests in previously consolidated subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(1,285)	(1,285)

Balance as of December 31, 2016	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

44

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income	731	939	490	781	3,180
Adjustments required to present cash flows from operating activities:
Adjustments to the profit or loss items:

Finance expenses, net	179	1,207	158	544	1,520
Company's share in earnings of equity-accounted investees, net	(263)	(86)	(243)	(51)	(151)
Fair value gain (loss) from investment property and investment property under development, net	(539)	(821)	6	(572)	(2,081)
Depreciation and amortization	13	16	6	8	53
Taxes on income	133	289	9	188	629
Impairment of other assets	18	-	-	-	6
Capital loss (gain), net	(37)	7	(29)	8	(6)
Loss from decrease in holding interest	1	-	1	-	-
Loss from deconsolidation of previously subsidiaries, net (including exercise of capital reserves)	902	-	-	-	-
Change in provision for legal claims, net	(6)	-	-	-	158
Net loss from sale of subsidiary	-	230	-	-	230
Cost of share-based payment	4	23	5	11	47
	405	865	(87)	136	405

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(28)	(237)	22	(90)	(38)
Increase (decrease) in trade and other accounts payable	(8)	42	(23)	-	17
Increase (decrease) in tenants' security deposits, net	3	(8)	1	3	-
	(33)	(203)	-	(87)	(21)
Net cash provided by operating activities before interest, dividend and taxes	1,103	1,601	403	830	3,564

Cash received and paid during the period for:
Interest paid	(836)	(967)	(304)	(506)	(1,668)
Interest received	24	21	3	10	62
Dividend received	105	21	94	4	36
Taxes paid	(28)	(73)	(17)	(25)	(90)
Taxes received	4	-	1	-	5
	(731)	(998)	(223)	(517)	(1,655)
Net cash provided by operating activities	372	603	180	313	1,909

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

45

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Year
	ended		ended		ended
	June 30,		June 30,		December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:

Deconsolidation of previously consolidated subsidiaries (a,b,c)	193	(105)	-	-	(105)
Investment return and proceeds from sale of investees	-	136	-	8	148
Investment and loans to investees	(16)	(86)	(16)	(30)	(86)
Acquisition, construction and development of investment property	(1,439)	(2,122)	(309)	(1,125)	(4,594)
Changes in working capital items in relation with investing activities	-	(115)	-	(452)	-
Investments in fixed assets	(16)	(5)	(9)	(4)	(26)
Proceeds from sale of investment property, net of tax paid	688	1,230	276	432	1,465
Proceeds from sale of fixed assets	-	7	-	6	11
Grant of long-term loans	(5)	(100)	-	(46)	(119)
Collection of long-term loans	6	15	6	1	122
Short-term investments, net	(7)	49	13	6	(729)
Investment in financial assets	(36)	(56)	(34)	(30)	(130)
Proceeds from sale of financial assets and deposits withdrawal	920	170	116	142	737
Net cash provided by (used in) investing activities	288	(982)	43	(1,092)	(3,306)
Cash flows from financing activities:
Repayment of loans granted for purchase of Company's shares	-	*) -	-	-	*) -
Exercise of share options into Company's shares	*) -	*) -	-	-	*) -
Capital issuance to non-controlling interests, net	9	554	-	444	1,348
Acquisition of non-controlling interests	-	(89)	-	(89)	(349)
Sale of shares to non-controlling interest, net of tax paid	-	326	-	-	326
Dividend paid to equity holders of the Company	(68)	(158)	(68)	(158)	(295)
Dividend paid to non-controlling interests	(453)	(585)	(191)	(313)	(1,260)
Receipt of long-term loans	829	1,028	17	384	2,835
Repayment of long-term loans	(596)	(704)	(559)	(126)	(2,800)
Receipt (repayment) of long-term credit facilities from banks, net	(279)	(173)	252	(379)	(77)
Receipt (repayment) of Short-term credit from banks and others, net	542	(24)	326	(45)	(80)
Repayment and early redemption of debentures and convertible debentures	(1,462)	(1,367)	(476)	(857)	(1,855)
Issuance of debentures	-	821	-	821	3,131
Unwinding of hedging transactions	-	45	-	45	3
Net cash provided by (used in) financing activities	(1,478)	(326)	(699)	(273)	927
Exchange differences on balances of cash and cash equivalents	(61)	7	(1)	46	(70)
Decrease in cash and cash equivalents	(879)	(698)	(477)	(1,006)	(540)
Cash and cash equivalents at the beginning of the period	1,585	2,125	1,183	2,433	2,125
Cash and cash equivalents attributed to discontinued operations	-	-	-	-	(65)
Cash and cash equivalents at the end of the period	706	1,427	706	1,427	1,520

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

46

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months		Three months		Year
		ended		ended		ended
		June 30,		June 30,		December 31,
		2017	2016	2017	2016	2016
		Unaudited				Audited
		NIS in millions
(a)	Deconsolidation of previously consolidated subsidiary- EQY

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	(120)	-	-	-	-
	Non-current assets	19,005	-	-	-	-
	Deferred taxes	91	-	-	-	-
	Goodwill	28	-	-	-
	Non-current liabilities	(5,438)	-	-		-
	Non-controlling interests	(8,956)	-	-	-
	Gain from loss of control	114	-	-	-	-
	Capital reserves	562	-	-	-	-
	Investment in available- for- sale financial asset	(5,549)	-	-	-	-
	Decrease in cash and cash equivalents	(263)	-	-	-	-

(b)	Deconsolidation of previously consolidated subsidiary- FCR

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	(1,184)	-	-	-	-
	Non-current assets	24,903			-
	Goodwill	32	-	-	-	-
	Non-current liabilities	(11,791		-	-	-
	Non-controlling interests	(7,674)	-	-	-	-
	Loss from loss of control	(1,016)			-
	Capital reserves	1,495	-	-		-
	Investment in investment accounted for using the equity	(4,309)	-	-	-	-
	Increase in cash and cash equivalents	456	-	-	-	-

(c)	Proceeds from sale of previously consolidated subsidiary:
	Assets and liabilities of consolidated subsidiary at date of acquisition:
	Working capital (excluding cash and cash equivalents)	-	(79)	-	-	(79)
	Non-current assets	-	82	-	-	82
	Non-current liabilities		-	(305)		(305)
	Non-controlling interests	-	(18)	-	-	(18)
	Gain from sale of previously consolidated subsidiaries	-	164	-	-	164
	Capital reserves	-	51	-	-	51
	Decrease in cash and cash equivalents:	-	(105)	-	-	(105)

(d)	Significant non-cash transactions:

	Conversion, early redemption and interest payment of convertible debentures into subsidiary's shares	-	202	-	178	202
	Acquisition of investment property against trade payables	-	-	-	-	334
	Sale of Investment property against providing a loan to the	-	-	-	-	101
	Dividend payable to equity holders of the Company	68	-	68	-	-
	Dividend payable to non-controlling interests	-	93	-	93	101

(e)	Additional information:
	Tax paid included under investing activities	35	-	35	-	38

(f)	For details regarding cash flows attributed to discontinued operations, refer to Note 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

47

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of June 30, 2017 and for the six months then ended (the “Reporting Period”) and for the three months then ended (collectively: “Consolidated Interim Financial Statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 26, 2017 (“annual financial statements”).

b.	As of June 30, 2017 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”) 1.6 billion. The Group has unused approved credit facilities in the amount of NIS 6.0 billion available for immediate drawdown. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Debt raising and redemption by the Group

In January 2017, FCR completed an early redemption of its convertible debentures (Series E and F) in the amount of C$ 106.3 million (NIS 306 million) in consideration for their par value plus accrued interest.

b.	Discontinued operation- Investment in EQY

1.	In November 2016 EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT), the securities of which are listed for trade on the NYSE. EQY has been merged with and into REG, to the effect that REG became the surviving entity upon the merger. Upon completion of the merger, EQY’s shareholders (including the Company) received shares in REG, in exchange for their shares in EQY, according to an exchange ratio of 0.45 REG shares for each EQY share, reflecting a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date of the merger agreement. The merger was completed on March 1, 2017 and, immediately post-merger, the Company held 13.2% of the merged company, making it the largest shareholder in REG. As of the merger date, three additional directors were appointed to REG’s Board of Directors: two independent directors on behalf of EQY and one director on behalf of the Company, Mr. Chaim Katzman, who was appointed non-executive Vice Chairman of the Board of REG.

48

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

Following the completion of the merger, the Company no longer consolidated EQY in its financial statements. As a result of the loss of control of EQY, the Company recognized during the first quarter of 2017 an increase in capital of NIS 676 million and a gain of NIS 114 million (net of taxes). The aforesaid gain includes a loss of NIS 562 million, which was reclassified to profit or loss in respect of realization of reserves (primarily from exchange differences on translation of foreign operations).

REG’s shares that are held by the Company are presented in the consolidated financial statements as an available-for-sale financial asset in accordance with International Accounting Standard No. 39, “Financial Instruments”.

The Company applies hedge accounting to changes in the fair value of the investment in REG shares resulting from exchange differences.

On March 2, 2017, wholly owned subsidiaries of the Company sold 2.8 million shares of REG, representing 1.6% of REG’s shares capital, for a total consideration of U.S.$192 million (approximately NIS 708 million). Consequently, the Company holds 19.5 million shares of REG, representing 11.5% of the share capital and voting rights in REG.

The operating results of EQY for the two-month period ended on the date of completion of the merger are presented in the consolidated statements of income under income (loss) from discontinued operations, net. Comparative information was reclassified in accordance with International Accounting Standard No. 5, “Non-current Assets Held for Sale and Discontinued Operations”.

49

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	Statements of comprehensive income attributed to discontinued operation:

	Two months ended March 1, 2017	Six months ended June 30, 2016	Three months ended June 30, 2016	Year ended December 31, 2016
	Unaudited			Audited
	NIS in millions (except for per share data)

Rental Income	239	658	311	1,385
Property operating expenses	(65)	(134)	(53)	(348)

Net operating rental income	174	524	258	1,037

Fair value gain (loss) from investment property and investment property under development, net	(6)	221	145	1,196
General and administrative expenses	(95)	(72)	(34)	(148)
Other Income	2	3	2	9
Other expenses	-	(2)	(2)	(24)
Company’s share in earnings of equity-accounted investees, net	2	6	3	9

Operating income	77	680	372	2,079

Finance expenses	(30)	(120)	(50)	(246)
Finance income	-	1	-	1
Taxes on income *)	(2)	(66)	(37)	(195)

Net income from discontinued operation, net	45	495	285	1,639

Other comprehensive income (loss) from discontinued operation	4	(31)	(3)	(9)
Total comprehensive income from discontinued operation	49	464	282	1,630
Attribute to:
Equity holders of the Company	17	126	78	452
Non-controlling interest	32	338	204	1,178
	49	464	282	1,630

*)	Includes adjustments for income taxes.

3.	Cash flow statements attributed to discontinued operation and provided by (used in) activities:

	Two months ended March 1, 2017	Six months ended June 30, 2016	Three months ended June 30, 2016	Year ended December 31, 2016
	Unaudited			Audited
	NIS in millions (except for per share data)

Net Cash provided by operating activities	92	358	197	732
Net Cash provided by (used in) investing activities	43	(232)	(170)	(842)
Net cash provided by (used in) financing activities	72	(81)	(11)	92

50

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

c.	Discontinued operation- Investment in FCR

1.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of FCR’s share, in a “bought deal” transaction on the Toronto Stock Exchange, at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The sale was completed on March 22, 2017 and the Company, post-sale (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. As of the date of the sale and having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of such date, it no longer holds effective control in FCR. Accordingly, as of such date, the Company no longer consolidates FCR in its consolidated financial statements and, in accordance with the provisions of IFRS 10, has remeasured its investment in FCR according to the fair value on the date that control was lost, based on the market price of FCR on the stock exchange on such date.

As a result of the loss of control in FCR, the Company recognized during the first quarter of 2017 an increase in capital of NIS 479 million and a loss of NIS 1,016 million in the consolidated statement of income. The above loss includes loss from the reclassification of capital reserves (primarily NIS 1,495 million in respect of translation differences of foreign operations) previously carried to profit or loss.

Commencing on the date of the loss of control, the Company accounts for its investment in FCR by the equity method, in accordance with the provisions of International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.

In view of the sales of FCR’s shares, as described above, and the loss of control therein, the operating results up to the date of loss of control, including the results relating to the sale of the shares, were presented in the consolidated statements of income under income (loss) from a discontinued operation, net. Comparative figures have been reclassified.

2.	The draft allocation of the acquisition consideration temporarily allocates the excess cost that arose on the date of the sale, after revaluation of the balance of the investment in shares of FCR, as follows:

	C$*)	NIS
	Millions
Investment at market value upon completion of the transaction	1,582	4,309
Group’s share (32.7%) in FCR’s net assets as of the closing date of the transaction	(1,415)	(3,855)
Adjustments to FCR’s equity	167	454

Attributed to:
Loans and other trade receivables	(1)	(3)
Goodwill	202	550
Deferred taxes	13	35
Interest-bearing loans from banks	11	30
Debentures	(56)	(153)
Convertible debentures	(2)	(5)
	167	454

*)	FCR’s financial statements are presented in CAD (as of the March 31, 2017 the CAD exchange rate was NIS 2.7234).

51

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

3.	Condensed financial information of FCR (as presented in FCR’s financial statements-100%)

Condensed statement of financial position-

	June 30, 2017
	CAD *)	NIS
	millions
	Unaudited
Current assets	214	577
Non-Current assets (primarily investments property)	9,474	25,492
Current Liabilities	649	1,747
Non-Current Liabilities	4,421	11,895
Net assets	4,618	12,427
Adjustments to the Group’s investment in FCR:
Adjustments of non-controlling interests (including convertible instruments)	(61)	(163)
Net assets	4,557	12,264
Group’s holdings in FCR	32.7%	32.7%
Group’s holdings in FCR’s net assets	1,488	4,004
Adjustments to FCR’s equity	170	456
Investment in FCR	1,658	4,460

*)	FCR’s financial statements are presented in CAD (as of the reporting date the CAD rate was NIS 2.6908).

Condensed statement of comprehensive income-

	Three months ended June 30, 2017
	CAD **)	NIS
	millions
	Unaudited
Net income (excluding fair value gain from investment property and investment property under development)	172	459
Fair value gain from investment property and investment property under development, net	246	658
Net income from continuing operations	274	733
Other comprehensive income	4	10

Total comprehensive income (including Non-controlling interests)	278	743
Group’s holdings in FCR	32.7%	32.7%
Group’s share in FCR’s comprehensive income	90	240
Amortization of fair value adjustment	2	5
Group’s share of FCR’s total comprehensive income	92	245

**)	In the three months ended June 30, 2017, the average CAD rate was NIS 2.6707.

4.	In the three months ended June 30, 2017, FCR declared a quarterly dividend amounting to CAD 52.6 million. The Company’s share of this dividend, paid in July 2017, amounted to NIS 46 million.

52

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

5.	Statements of comprehensive income attributed to discontinued operation:

	Three months ended March 31,	Six months ended June 30,	Three months ended June 30,	Year ended December 31,
	(*2017	2016	2016	2016
	Unaudited			Audited
	NIS in millions (except for per share data)
Rental Income	494	974	496	1,960
Property operating expenses	(192)	(370)	(185)	(737)

Net operating rental income	302	604	311	1,223

Fair value gain from investment property and investment property under development, net	500	471	399	641
General and administrative expenses	(28)	(52)	(27)	(106)
Other Income	-	9	9	12
Other expenses	-	(8)	(4)	(13)
Company’s share in earnings of equity-accounted investees, net	6	24	19	36

Operating income	780	1,048	707	1,793

Finance expenses	(134)	(228)	(114)	(473)
Finance income	35	22	11	70
Taxes on income**)	(109)	(144)	(97)	(283)

Net income from discontinued operation, net	572	698	507	1,107

Other comprehensive income (loss) from discontinued operation	(1)	(21)	(9)	16
Total comprehensive income from discontinued operation	571	677	498	1,123
Attribute to:
Equity holders of the Company	205	258	188	409
Non-controlling interest	366	419	310	714
	571	677	498	1,123

*)	The operating results and the cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.

**)	Includes adjustments for taxes on income.

6.	Cash flow statements attributed to discontinued operations and provided by (used in) activities:

	Three months ended March 31,	Six months ended June 30,	Three months ended June 30,	Year ended December 31,
	2017	2016	2016	2016
	Unaudited			Audited
	NIS in millions (except for per share data)
Net Cash provided by operating activities	130	263	126	744
Net Cash used in investing activities	(109)	(601)	(377)	(1,652)
Net cash provided by financing activities	14	379	304	948

*)	The operating results and the cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.

53

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

7.	Attachment of the financial statements of an associated company

a.	The Company attaches to its interim financial statements the interim financial statements of FCR, as published on the Toronto Stock Exchange (TSX). The attached financial statements of FCR do not include the auditor’s review, as its inclusion is not required under Canadian reporting review. It should be noted that in accordance with Canadian reporting review (National Instrument 51-102 Continuous Disclosure Obligations) (“NI 51-102”), if the interim financial statements have not been reviewed by the auditors, this must be explicitly stated by the entity. NI 51-102 also requires the entity to attach to the interim financial statements auditor’s reports to the extent that the financial statements have been qualified by the auditors. The above issue is not explicitly addressed in the financial statements of FCR as of June 30, 2017.

Accordingly, the Company has applied to the staff of the Israeli Securities Authority for a preruling that exempts the Company from attaching the FCR auditor’s review. The Chairman of the Authority has granted the Company’s request.

b.	The financial statements of FCR, an equity-accounted associated company, are prepared in accordance with IFRS. The accounting policy of FCR is very similar to the accounting policy of the Company, as presented in Note 2 to the annual financial statements of the Company.

d.	Other events

1.	In March 2017, within the framework of an employment agreement that was signed with Mr. Segal, the Company’s shareholders approved at a special general meeting (after obtaining the approval of the Company’s Compensation Committee and Board of Directors) the allotment of 2,965,505 performance-based option (unregistered) for the purchase of ordinary shares of the Company NIS 1 par value per share, reflecting a total cost to the Company of NIS 12,929 thousand for the term of the agreement.

The option exercise price is NIS 42 per share. The exercise of the options is conditional upon the average market share price of the Company’s ordinary shares will be at least NIS 45 per share over a 90 consecutive day period during the 12-months preceding the date of exercise.

The options will vest over a three year period commencing January 19, 2017 in three equal annual installments such that the options will be fully vested by the end of the employment period (January 19, 2020). The final expiration date of the options is the five years from the grant date (March 23, 2022), including in the event of the termination of employment (other than termination of employment which would not entitle Mr. Segal to severance pay pursuant to the terms of his employment agreement, in which event any vested options as of such termination date shall be exercisable for a 90 day period from the date of such termination).

The fair value of each option, based on the Monte-Carlo simulation that calculates the average quoted share price over 90 consecutive trading days during a period of 5 years from the date of calculation, is NIS 4.36. The fair value of each option was determined based on a standard deviation of 21.58%, a risk-free interest rate of 0.13% and a share price of NIS 36.9.

54

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	On January 12, 2017, pursuant to the engagement from December 2016, Gazit Development entered into an agreement with Luzon Group and its controlling shareholder for the liquidation of its remaining investment in Luzon Group. According to the principals of the agreement, on the date of the completion of the transaction: (a) Luzon Group will issue to Gazit Development unsecured marketable debentures with a par value of NIS 120 million, in lieu of the credit facility in the same amount previously extended by Gazit Development to Luzon Group. Without prejudice to the blocking provisions of the Securities Law and related regulations, the aforesaid debentures will be blocked for sale on the Tel Aviv Stock Exchange until June 30, 2018 (subject to breach or insolvency events in Luzon Group); (b) Gazit Development will convert a portion of the convertible component of the capital notes that it holds into shares in Luzon Group at the original conversion rate (NIS 1.3130 per share), to the effect that, following the conversion, Gazit Development will hold 15% of the share capital in Luzon Group (including shares that would be held by Gazit Development upon conversion of the interest component of the aforesaid credit facility), subject to an undertaking by Gazit Development not to exceed holdings in excess of 17% in the share capital of Luzon Group); (c) the balance of the convertible note will be reduced to approximately NIS 108 million (instead of NIS 125 million), convertible into 26% of the share capital in Luzon Group, and will be entitle Gazit Development solely to conversion (at the original conversion rate) as well as the right to receive the balance of the capital note upon liquidation, in preference to the equity holders. The amount deducted from the capital note (approximately NIS 17 million) will be added to the non-convertible portion of the capital note; (d) the nonconvertible capital notes (approximately NIS 387 million in the aggregate) will be sold to the controlling shareholder in Luzon Group in consideration of NIS 1 and will not confer any rights in relation to the Company, other than the receipt of the balance of the capital notes upon liquidation, solely as an equity holder and in subordination to the Luzon Group’s public shareholders; (e) the controlling shareholder in Luzon Group will grant Gazit Development a non-transferable put option, for a period of one year from the date of completion of the transaction, for up to 10 million shares of Luzon Group at a price of NIS 0.45 per share; (f) Luzon Group will undertake not to carry out a distribution until December 31, 2018; (g) Luzon Group and its controlled subsidiaries will issue waivers to Gazit Development and related entities (including the Company) in respect of any claims pertaining to Luzon Group, the cause of which arose and/or originated in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development will issue a corresponding waiver to Luzon Group and its subsidiaries.

The completion of the transaction is subject to the fulfillment of conditions precedent no later than September 30, 2017 (or a later date, as shall be determined by the parties), including obtaining the approval of the boards of directors of the Company and Luzon Group, and obtaining regulatory approvals for the issuance of the debentures under a prospectus, as well as the approval of the Tax Authority.

Additionally, shortly after the signing of the agreement, Luzon Group issued approximately 3.6 million shares to Gazit Development, representing 1.5% of the share capital of Luzon Group, for the accrued and unpaid interest through December 31, 2016 on the credit facility until December 31, 2016, at a price of NIS 0.9 per share. Additional shares will be issued to Gazit Development, at the same price per share of NIS 0.9, for any additional interest accrued until the date of completion.

3.	On March 26 and April 27, 2017, the Company’s Board of Directors (after obtaining the approval of the Compensation Committee) approved the grant of 366,748 unregistered option and 60,598 restricted share units (RSU’s) to three officers and 17 employees (hereafter - “the Offerees”) under a capital track with a trustee in accordance with Section 102 of the Income Tax Ordinance and in conformity with the Company’s share-based compensation plan.

Each of the options shall be exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 37.38 per share (calculated based on the average price of the Company’s share on the Stock Exchange in the 30 days preceding the date of the grant (March 26, 2017)), linked to the Consumer Price Index, subject to adjustments (in respect of the issue of benefit shares, the issue of rights and dividend distributions). Each of the Offerees shall also be entitled to exercise the option warrants by way of a cashless exercise. The options will vest over a three year period in three equal annual installments, commencing on the date of the grant. Each installment shall be exercisable over the four year period from the date of grant. If the Offeree’s engagement with the Company is terminated (including in the event of dismissal or resignation), any vested options which are not exercised within 90 day period following the date of termination or registration will expire.

Each RSU is exercisable into one ordinary share of the Company of NIS 1 par value. The RSU’s will vest over a three year period, commencing from the date of grant in three equal installments commencing one year from the date of the grant, provided that on the vesting date, the Offeree is employed with the Company. In the event of a dividend distribution, the Offerees shall be entitled to a monetary compensation that reflects the benefit arising from the dividend distribution in respect of the RSU’s that have not yet vested on the date of the dividend distribution.

Total value of allotted financial instruments at date of allotment amounted to approximately NIS 4,345 thousands.

55

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2017		June 30, 2016		December 31, 2016
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	NIS in million

Debentures	20,871	21,832	30,699	32,354	29,366	30,546
Convertible debentures	-	-	615	649	592	611
Interest bearing loans from banks and others	5,419	5,460	12,700	12,867	9,337	9,353

	26,290	27,292	44,014	45,870	39,295	40,510

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, as compared with their classification as of December 31, 2016. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to the fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

b.	On August 21, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (totaling NIS 68.4 million), payable on October 3, 2017 to the shareholders of the Company as of September 19, 2017.

56

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8. Following the completion of the merger of EQY and REG and in light of the classification of EQY’s results of operations as a discontinued operation, EQY has ceased to be presented as a reportable segment and the comparative figures have been retroactively adjusted (see Note 3b). Commencing on the date of the merger, the investment in the shares of REG is presented in the financial statements as an available-for-sale financial asset which constitutes a reportable segment. Management analyzes the activity of REG on the basis of the fair value of the investment and the share of the Company in dividend income.

Additionally, as from the date of loss of control in FCR, the investment in the shares of FCR is presented in the financial statements by the equity method (see Note 3c). Management regularly reviews the operating results of FCR and its income-producing properties. Accordingly, the investment in the shares of FCR constitutes a reportable segment and data of the segment “shopping centers in Canada” are presented in the Note on segments at their full value, against adjustments to the consolidated data.

	Public subsidiaries over which the Company has control		Other investments		wholly- owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Financial Assets Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Six months
ended June 30, 2017

Segment revenues	713	514	952	-	193	(985)	1,387

Segment net operating rental income	490	360	592	-	148	(623)	967

Segment operating profit	459	292	576	-	130	(372)	1,085

Dividend- income from available-for-sale securities *)	-	-	-	(36)	-	(36)	-

Finance expenses, net *)							(50)

Income before taxes on income							1,035

*)	Finance expenses, net includes dividend income from available for sale securities, which is presented in the consolidation adjustments.

57

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

		Shopping
	Shopping	centers in
	centers in	Central-	Shopping
	Northern	Eastern	centers in	Other	Consolidation
	Europe	Europe	Canada	segments	adjustments	Total
	Unaudited
	NIS in millions
For the Six months ended
June 30, 2016

Segment revenues	789	557	974	159	(1,049)	1,430

Segment net operating rental income	550	394	604	121	(672)	997

Segment operating profit	520	328	578	94	(584)	936

Finance expenses, net						(881)

Income before taxes on income						55

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
three months For the
ended June 30, 2017

Segment revenues	352	256	458	-	97	(474)	689

Segment net operating rental income	249	180	290	-	76	(3 05)	490

Segment operating profit	242	154	296	-	64	(99)	657

Dividend- income from available-for-sale securities *)	-	-	-	36	-	(36)	-

Finance expenses, net *)							( 1 58)

							499

*)	Finance expenses, net includes dividend income from available for sale securities, which is presented in the consolidation adjustments.

58

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ended
June 30, 2016

Segments of revenue	496	392	282	78	(532)	716

Segment net operating rental income	311	278	200	60	(344)	505

Segment operating profit	309	265	174	43	(358)	433

Finance expenses, net						(391)

Income before taxes on income						42

	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended
December 31, 2016

Segment revenues	1,555	1,092	1,960	340	(2,106)	2,841

Segment net operating rental income	1,084	764	1,223	252	(1,352)	1,971

Segment operating profit	996	464	1,152	187	(1,110)	1,689

Finance expenses, net						(872)

Income before taxes on income						817

59

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

Segment assets

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments (*)	Total
	Unaudited
	NIS in millions

June 30, 2017	19,874	11,991	25,003	4,278	5,503	(18,755)	47,894

June 30, 2016	22,179	13,237	25,694	-	4,753	19,937	85,800

December 31, 2016 (Audited)	21,663	12,132	25,215	-	5,548	22,329	86,887

*)	Consolidation adjustments as of June 30, 2016 and December 31, 2016 include assets of the discontinued operation.

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GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements
Attributable to the Company

As of June 30, 2017

61

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of June 30, 2017 and for the periods of six and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,495 million as of June 30, 2017, and for which the Company’s share of its earnings amounted to NIS 147 million and NIS 71 million in the periods of six and three months then ended, respectively. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 21, 2017	A Member of Ernst & Young Global

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GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of June 30, 2017 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
ASSETS CURRENT ASSETS

Cash and cash equivalents	202	64	510
Short term loans and current maturities of long-term loans to subsidiaries	147	-	29
Financial derivatives	157	42	67
Other accounts receivable	2	3	2

Total current assets	508	109	608

NON-CURRENT ASSETS

Available for sale marketable securities	-	19	-
Financial derivatives	589	326	490
Loans to subsidiaries	4,688	5,675	5,723
Investments in subsidiaries	15,690	14,849	15,560
Fixed assets and intangible assets, net	8	1	3

Total non-current assets	20,975	20,870	21,776

Total assets	21,483	20,979	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUIY CURRENT LIABILITIES

Credit from banks	-	2	-
Current maturities of non-current liabilities	1,315	819	1,104
Short-term loans from subsidiaries	77	174	-
Financial derivatives	35	43	36
Trade payables	1	2	5
Other accounts payable	86	103	275
Current taxes payable	55	43	43
Dividend payable	68	-	-

Total current liabilities	1,637	1,186	1,463

NON-CURRENT LIABILITIES

Loans from banks and others	1,707	1,495	2,634
Debentures	9,124	10,430	10,128
Deferred taxes	1	1	1

Total non-current liabilities	10,832	11,926	12,763

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	249	249
Share premium	5,002	4,989	4,992
Reserves	(1,894)	(2,239)	(2,782)
Retained earnings	5,657	4,868	5,699

Total equity	9,014	7,867	8,158

Total liabilities and equity	21,483	20,979	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

August 21, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dori J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

65

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Management fees from related companies	1	2	(*-	1	3
Finance income from subsidiaries	82	104	44	54	198
Other finance income	445	-	109	-	29

Total income	528	106	153	55	230

General and administrative expenses	31	30	18	14	68
Finance expenses	331	700	205	313	584
Other expenses	2,041	9	1	9	7

Total expenses	2,403	739	224	336	659

loss before income from subsidiaries, net	(1,875)	(633)	(71)	(281)	(429)

Income from subsidiaries, net	1,961	459	436	381	1,228

Income (loss) before taxes on income	86	(174)	365	100	799

Taxes on income (tax benefit)	(9)	7	(6)	3	12

Net income (loss) attributable to the Company	95	(181)	371	97	787

*)      Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Net income (loss) attributable to the Company	95	(181)	371	97	787

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	12	(150)	35	(40)	(274)
Gain on available for sale securities	50	1	50	1	-
Realization of capital reserve from foreign currency exchange differences	2,040	-	-	-	-
Other comprehensive income (loss) attributable to the Company	2,102	(149)	85	(39)	(274)

Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(1,215)	779	(460)	411	223

Total other comprehensive income (loss) attributable to the Company	887	630	(375)	372	(51)

Total comprehensive income (loss) attributable to the Company	982	449	(4)	469	736

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

67

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributable to the Company	95	(181)	371	97	787

Adjustments required to present cash flows from operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation expenses	1	1	1	-	6
Finance expense (income), net	(196)	596	52	259	357
Income from subsidiaries, net	(1,961)	(459)	(436)	(381)	(1,228)
Loss on realization of capital reserve from foreign currency exchange differences	2,040	-	-	-	-
Cost of share-based payment	4	4	3	2	9
Taxes on income (tax benefit)	(9)	7	(6)	3	12
Capital loss, net	1	-	1	-	-

	(120)	149	(385)	(117)	(844)
Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	1	(3)	2	2	1
decrease in trade payables and other accounts payable	(9)	(16)	(10)	(15)	(11)

	(8)	(19)	(8)	(13)	(10)
Cash paid and received during the year by the Company for:
Interest paid	(466)	(383)	(125)	(163)	(522)
Interest received from subsidiaries	62	69	25	31	152
Taxes paid	(6)	(10)	(2)	(4)	(16)
Tax refund received	2	-	-	-	-
Dividend received from subsidiary	100	124	51	62	244
	(308)	(200)	(51)	(74)	(142)

Net cash used in operating activities of the Company	(341)	(251)	(73)	(107)	(209)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

68

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities of the Company

Investments in fixed assets	(4)	*)-	(2)	*)-	(1)
Proceeds from sale of fixed assets	*)-	*)-			*)-
Investments in subsidiaries	(58)	(112)	-	(81)	(268)
Redemption of preferred shares of subsidiary	579	361	42	137	404
Loans repaid by (granted to) subsidiaries, net	938	364	144	396	(438)
Investment in marketable securities	(24)	(18)	(24)	(18)	(18)
Proceeds from sale of marketable securities	130	-	130		20
Net cash provided by (used in) investing activities of the Company	1,561	595	290	434	(301)
Cash flows from financing activities of the Company:
Exercise of share options into shares	*)-	*)-	*)-		*)-
Receipt of short-term credit facilities from banks, net	-	-	(6)	-	-
Repayment of loans for purchase of Company’s shares	-	*)-	-	-	*)-
Dividend paid to equity holders of the Company	(68)	(158)	(68)	(158)	(295)
Repayment and early redemption of debentures	(810)	(675)	(477)	(590)	(691)
Receipt (repayment) of long-term credit facilities from banks, net	(627)	(133)	88	(184)	1,371
Repayment of long-term loans	(12)	-	(12)	-	-
Unwinding of hedging transactions	-	45	-	45	3

Net cash provided by (used in) financing activities of the Company	(1,517)	(921)	(475)	(887)	388

Exchange differences on balance of cash and cash equivalents	(11)	(20)	(5)	22	(29)

Decrease in cash and cash equivalents	(308)	(597)	(263)	(538)	(151)

Cash and cash equivalents at the beginning of period	510	661	465	602	661

Cash and cash equivalents at the end of period	202	64	202	64	510

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for issuance of capital note	-	375	-	-	375

Dividend payable to equity holders of the Company	68	-	68	-	-

*)      Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of June 30, 2017 and for the six and three-month periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 26, 2017 and with the financial information in the interim condensed consolidated financial statements as of as of June 30, 2017.

b.	As of June 30, 2017 (the “Reporting Date”), the Company has a working capital deficiency of NIS 1.1 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 3.1 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	For details of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3d to the consolidated interim financial statements.

2.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million by wholly-owned subsidiary and the accounting treatment implemented as a result of the sale, refer to Note 3c to the interim financial statements.

3.	For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Note 3d3 to the interim financial statements.

4.	In the first quarter of 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid in March 2017, amounted to NIS 49 million. On June 22, 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid on June 30, 2017, amounted to NIS 51 million.

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2017		June 30, 2016		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	10,428	11,177	11,237	11,931	10,887	11,431
Loans from banks and others	1,718	1,726	1,507	1,517	2,658	2,669

	12,146	12,903	12,744	13,448	13,545	14,100

2.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2016. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

e.	Events after the reporting date

In August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

f.	Dividend declared

On August 21, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (totaling NIS 68 million), payable on October 3, 2017 to the shareholders of the Company on September 19, 2017.

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the
Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

72

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Dori J. Segal, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended March 31, 2017 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

73

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Dori J. Segal, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2017 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 21, 2017

Dori J. Segal, CEO and Vice Chairman of the Board of Directors

74

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

A)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2017 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 21, 2017

Adi Jemini, Executive Vice President and Chief Financial Officer

75

Financial Statements of Equity-Accounted Investee as of

June 30, 2017

YORKVILLE VILLAGE

2017

SECOND QUARTER

FIRST CAPITAL REALTY INC.

FS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

1	Interim Condensed Consolidated Balance Sheets
2	Interim Condensed Consolidated Statements of Income
3	Interim Condensed Consolidated Statements of Comprehensive Income
4	Interim Condensed Consolidated Statements of Changes in Equity
5	Interim Condensed Consolidated Statements of Cash Flows
6	Notes to the Interim Condensed Consolidated Financial Statements
6	1	Description of the Company
6	2	Significant Accounting Policies
7	3	Adoption of New and Amended IFRS Pronouncements
8	4	Investment Properties
11	5	Loans, Mortgages and Other Real Estate Assets
12	6	Amounts Receivable
12	7	Other Assets
13	8	Capital Management
14	9	Mortgages and Credit Facilities
15	10	Senior Unsecured Debentures
16	11	Convertible Debentures
17	12	Accounts Payable and Other Liabilities
17	13	Shareholders' Equity
20	14	Net Operating Income
21	15	Interest and Other Income
21	16	Interest Expense
22	17	Corporate Expenses
22	18	Other Gains (Losses) and (Expenses)
22	19	Income Taxes
23	20	Per Share Calculations
23	21	Risk Management
25	22	Fair Value Measurement
26	23	Supplemental Cash Flow Information
27	24	Commitments and Contingencies
27	25	Related Party Transactions
28	26	Subsequent Events

Interim Condensed Consolidated Balance Sheets

As at (thousands of dollars)	Note	June 30, 2017 (unaudited)	December 31, 2016 (audited)
ASSETS Non-current Assets Real Estate Investments
Investment properties – shopping centres	4	$8,882,818	$8,370,298
Investment properties – development land	4	79,053	67,149
Investment in joint ventures		159,241	146,422
Loans, mortgages and other real estate assets	5	327,611	324,979
Total real estate investments		9,448,723	8,908,848
Other non-current assets	7	25,196	21,997
Total non-current assets		9,473,919	8,930,845
Current Assets
Cash and cash equivalents	23(d)	10,719	12,217
Loans, mortgages and other real estate assets	5	37,141	28,316
Residential development inventory		5,110	5,010
Amounts receivable	6	28,715	21,175
Other assets	7	54,553	23,940
		136,238	90,658
Investment properties classified as held for sale	4(d)	78,200	83,050
Total current assets		214,438	173,708
Total assets		$9,688,357	$9,104,553
LIABILITIES
Non-current Liabilities
Mortgages	9	$866,552	$878,008
Credit facilities	9	498,104	243,696
Senior unsecured debentures	10	2,297,066	2,296,551
Convertible debentures	11	54,079	103,765
Other liabilities	12	24,576	27,076
Deferred tax liabilities	19	680,290	593,293
Total non-current liabilities		4,420,667	4,142,389
Current Liabilities
Bank indebtedness	23(d)	5,281	15,914
Mortgages	9	174,496	109,167
Credit facilities	9	59,675	7,785
Senior unsecured debentures	10	124,955	249,891
Convertible debentures	11	50,121	103,868
Accounts payable and other liabilities	12	223,573	232,466
		638,101	719,091
Mortgages on investment properties classified as held for sale	4(d), 9	11,000	9,990
Total current liabilities		649,101	729,081
Total liabilities		5,069,768	4,871,470
EQUITY
Shareholders’ equity	13	4,577,648	4,195,263
Non-controlling interest		40,941	37,820
Total equity		4,618,589	4,233,083
Total liabilities and equity		$9,688,357	$9,104,553

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

Approved by the Board of Directors:

/s/ Jon Hagan	/s/ Adam E. Paul
Jon Hagan	Adam E. Paul
Director	Director

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 1

Interim Condensed Consolidated Statements of Income

(unaudited)		Three months ended June 30		Six months ended June 30
(thousands of dollars, except per share amounts)	Note	2017	2016	2017	2016
Property rental revenue		$171,729	$167,576	$346,582	$335,676
Property operating costs		63,051	62,493	131,020	127,597
Net operating income	14	108,678	105,083	215,562	208,079

Other income and expenses
Interest and other income	15	6,085	3,743	12,122	7,393
Interest expense	16	(38,684)	(38,809)	(77,667)	(79,270)
Corporate expenses	17	(9,214)	(8,880)	(18,478)	(16,890)
Abandoned transaction costs		(78)	(43)	(102)	(156)
Amortization expense		(498)	(241)	(968)	(461)
Share of profit from joint ventures		12,503	6,367	14,749	7,966
Other gains (losses) and (expenses)	18	(22)	2,203	(2,585)	1,180
Increase (decrease) in value of investment properties, net	4	246,213	134,880	423,447	159,749
		216,305	99,220	350,518	79,511
Income before income taxes		324,983	204,303	566,080	287,590
Deferred income taxes	19	50,708	33,071	87,749	49,190
Net income		$274,275	$171,232	$478,331	$238,400
Net income attributable to:
Common shareholders		$271,539	$169,556	$475,210	$236,512
Non-controlling interest		2,736	1,676	3,121	1,888
		$274,275	$171,232	$478,331	$238,400
Net income per share attributable to common shareholders:
Basic	20	$1.11	$0.73	$1.94	$1.03
Diluted	20	$1.09	$0.71	$1.91	$1.00

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

2 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

Interim Condensed Consolidated Statements of Comprehensive Income

(unaudited)		Three months ended June 30		Six months ended June 30
(thousands of dollars)	Note	2017	2016	2017	2016
Net income		$274,275	$171,232	$478,331	$238,400
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges (1)		4,773	(4,590)	3,733	(10,990)
Reclassification of net losses on cash flow hedges to net income		426	335	904	644
		5,199	(4,255)	4,637	(10,346)
Deferred tax expense (recovery)	19	1,383	(1,042)	1,233	(2,748)
Other comprehensive income (loss)		3,816	(3,213)	3,404	(7,598)
Comprehensive income		$278,091	$168,019	$481,735	$230,802
Comprehensive income attributable to:
Common shareholders		$275,355	$166,343	$478,614	$228,914
Non-controlling interest		2,736	1,676	3,121	1,888
		$278,091	$168,019	$481,735	$230,802

(1) Items that may subsequently be reclassified to net income.

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 3

Interim Condensed Consolidated Statements of Changes in Equity

(unaudited) (thousands of dollars)	Retained Earnings	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus and Other Equity Items	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
			(Note 13(a))	(Note 13(b))
December 31, 2016	$1,022,863	$(11,698)	$3,142,399	$41,699	$4,195,263	$37,820	$4,233,083
Changes during the period:
Net income	475,210	—	—	—	475,210	3,121	478,331
Issue costs, net of tax	—	—	(176)	—	(176)	—	(176)
Dividends	(105,121)	—	—	—	(105,121)	—	(105,121)
Interest on convertible debentures paid in common shares	—	—	2,442	—	2,442	—	2,442
Conversion of convertible debentures	—	—	107	(3)	104	—	104
Options, deferred share units, restricted share units, and performance share units, net	—	—	5,320	1,202	6,522	—	6,522
Other comprehensive gain (loss)	—	3,404	—	—	3,404	—	3,404
Contributions from (distributions to) non-controlling interest, net					—	—	—
June 30, 2017	$1,392,952	$(8,294)	$3,150,092	$42,898	$4,577,648	$40,941	$4,618,589

(unaudited) (thousands of dollars)	Retained Earnings	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus and Other Equity Items	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
December 31, 2015	$844,382	$(17,062)	$2,768,983	$43,649	$3,639,952	$28,362	$3,668,314
Changes during the period:
Net income	236,512	—	—	—	236,512	1,888	238,400
Issuance of common shares	—	—	115,016	—	115,016	—	115,016
Issue costs, net of tax and other	—	—	(3,598)	—	(3,598)	—	(3,598)
Dividends	(99,384)	—	—	—	(99,384)	—	(99,384)
Interest on convertible debentures paid in common shares	—	—	8,363	—	8,363	—	8,363
Redemption and conversion of convertible debentures	—	—	60,294	(1,175)	59,119	—	59,119
Options, deferred share units and restricted share units, net	—	—	11,836	961	12,797	—	12,797
Other comprehensive gain (loss)	—	(7,598)	—	—	(7,598)	—	(7,598)
Contributions from (distributions to) non-controlling interest, net	—	—	—	—	—	1,224	1,224
June 30, 2016	$981,510	$(24,660)	$2,960,894	$43,435	$3,961,179	$31,474	$3,992,653

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

4 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

Interim Condensed Consolidated Statements of Cash Flows

(unaudited)		Three months ended June 30		Six months ended June 30
(thousands of dollars)	Note	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income		$274,275	$171,232	$478,331	$238,400
Adjustments for:
(Increase) decrease in value of investment properties, net	4	(246,213)	(134,880)	(423,447)	(159,749)
Interest expense	16	38,684	38,809	77,667	79,270
Amortization expense		498	241	968	461
Share of profit of joint ventures		(12,503)	(6,367)	(14,749)	(7,966)
Distributions from joint ventures		—	—	—	573
Cash interest paid associated with operating activities	16	(36,619)	(30,120)	(78,198)	(70,486)
Items not affecting cash and other items	23(a)	49,683	31,923	89,572	48,308
Net change in non-cash operating items	23(b)	(36,938)	(28,134)	(53,307)	(37,768)
Cash provided by operating activities		30,867	42,704	76,837	91,043
FINANCING ACTIVITIES
Mortgages and credit facilities
Borrowings, net of financing costs	9	124,136	(12,935)	417,929	148,026
Principal instalment payments	9	(7,376)	(6,987)	(14,311)	(14,439)
Repayments		(31,507)	(32,555)	(32,911)	(110,259)
Issuance of senior unsecured debentures, net of issue costs	10	—	148,575	—	148,575
Repayment of senior unsecured debentures	10	—	—	(125,000)	—
Settlement of hedges		—	(3,256)	—	(4,074)
Repayment of convertible debentures		—	(60,294)	(106,136)	(60,294)
Repurchase of convertible debentures	11(c)	(5)	(348)	(107)	(3,557)
Issuance of common shares, net of issue costs		401	117,723	3,634	120,927
Payment of dividends		(52,395)	(48,530)	(104,725)	(97,021)
Net contributions from (distributions to) non-controlling interest		—	1,224	—	1,224
Cash provided by financing activities		33,254	102,617	38,373	129,108
INVESTING ACTIVITIES
Acquisition of shopping centres	4(c)	(10,760)	(51,737)	(10,760)	(197,523)
Acquisition of development land	4(c)	—	(27,011)	—	(34,728)
Net proceeds from property dispositions	4(d)	3,971	3,451	15,810	73,315
Distributions from joint ventures		1,560	2,732	3,082	47,894
Contributions to joint ventures		(576)	(4,336)	(1,152)	(4,336)
Capital expenditures on investment properties		(58,393)	(54,747)	(100,854)	(105,502)
Changes in investing-related prepaid expenses and other liabilities		(1,025)	3,791	(2,911)	(4,717)
Changes in loans, mortgages and other real estate assets	23(c)	(2,291)	568	(9,290)	19,536
Cash used in investing activities		(67,514)	(127,289)	(106,075)	(206,061)
Net increase (decrease) in cash and cash equivalents (bank indebtedness)		(3,393)	18,032	9,135	14,090
Cash and cash equivalents (bank indebtedness), beginning of period		8,831	(20,978)	(3,697)	(17,036)
Cash and cash equivalents (bank indebtedness), end of period	23(d)	$5,438	$(2,946)	$5,438	$(2,946)

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 5

Notes to the Interim Condensed Consolidated Financial Statements

1. DESCRIPTION OF THE COMPANY

First Capital Realty Inc. (“First Capital Realty”, “FCR”, or the “Company”) is a corporation existing under the laws of Ontario, Canada, and engages in the business of acquiring, developing, redeveloping, owning and managing well-located, high quality urban retail-centered properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “FCR”, and its head office is located at 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), and as such, do not include all of the disclosures that would be included in audited annual consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015.

(b) Basis of presentation

These unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest thousand, unless otherwise indicated. These unaudited interim condensed consolidated financial statements have been prepared by applying the same accounting policies, assessments of estimates and judgments, and methods of computation as compared with the most recent audited annual consolidated financial statements.

Comparative information in the unaudited interim condensed consolidated financial statements includes reclassification of certain balances to provide consistency with current period classification. The current period classification more appropriately reflects the Company’s core operations and any changes are not material to the unaudited interim condensed consolidated financial statements as a whole.

Additionally, management, in measuring the Company’s performance or making operating decisions, distinguishes its operations on a geographical basis. The Company operates in Canada and has three operating segments: Eastern, which includes operations primarily in Quebec and the Greater Ottawa Area; Central, which includes the Company’s Ontario operations excluding the Greater Ottawa Area; and Western, which includes operations in Alberta and British Columbia. Operating segments are reported in a manner consistent with internal reporting provided to the President and Chief Executive Officer, who is the chief operating decision maker.

(c) Approval of unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors and authorized for issue on August 2, 2017.

6 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

3. ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

(a) Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by the Company and could have an impact on future periods. These changes are described in detail below:

Financial instruments

IFRS 9, “Financial Instruments” (“IFRS 9”), was issued in July 2014, and replaces IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 addresses the classification and measurement of all financial assets and financial liabilities within the scope of the current IAS 39 and introduced a new expected credit loss impairment model that will require more timely recognition of expected credit losses and a substantially reformed model for hedge accounting. Also included are the requirements to measure debt-based financial assets at either amortized cost or fair value through profit or loss (“FVTPL”) and to measure equity-based financial assets as either held-for-trading or fair value through other comprehensive income (“FVTOCI”). No amounts are reclassified out of other comprehensive income (“OCI”) if the FVTOCI option is elected. Additionally, embedded derivatives in financial assets would no longer be bifurcated and accounted for separately under IFRS 9.

The revised hedge accounting model permits additional hedging strategies used for risk management to qualify for hedge accounting.

IFRS 9 is required for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 to its consolidated financial statements and is expected to complete its evaluation in the third quarter of 2017.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), was issued in May 2014, and replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue Recognition”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers”, and SIC-31, “Revenue – Barter Transactions Involving Advertising Services”. IFRS 15 provides a single, principles-based five-step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17 “Leases”; financial instruments and other contractual rights or obligations within the scope of IFRS 9, IFRS 10, “Consolidated Financial Statements”, and IFRS 11, “Joint Arrangements”. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the Company expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the Company’s ordinary activities.

IFRS 15 is required for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 15 to its consolidated financial statements. Based on a preliminary assessment of the standard, the Company does not believe there will be a significant impact to the consolidated financial statements in terms of revenue recognition. The Company does expect it will have to provide additional disclosures in its consolidated financial statements as required by the new standard. The Company is expected to complete its evaluation in the third quarter of 2017.

Leases

IFRS 16, “Leases” (“IFRS 16”), was issued in January 2016, and replaces IAS 17, “Leases” (“IAS 17”). IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Certain leases will be exempt from these requirements. The most significant effect expected of the new requirements will be an increase in lease assets and financial liabilities for lessees with material off-balance sheet leases. Lessor accounting requirements under IFRS 16 are carried forward from IAS 17 and accordingly, leases will continue to be classified and accounted for as operating or finance leases by lessors.

IFRS 16 is required for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The Company is currently assessing the impact of IFRS 16 to its consolidated financial statements. Based on a preliminary assessment of the standard, the Company does not expect this standard to have a significant impact on its consolidated financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being applied. The Company is expected to complete its evaluation by the third quarter of 2018.

Investment property

The amendments to IAS 40, “Investment Property”, clarify the accounting guidance and evidence required when an entity transfers to, or from, investment property. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company does not expect any significant impact to its consolidated financial statements.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

4. INVESTMENT PROPERTIES

(a) Activity

The following tables summarize the changes in the Company’s investment properties for the six months ended June 30, 2017 and year ended December 31, 2016:

				Six months ended June 30, 2017
	Central Region	Eastern Region	Western Region	Total	Shopping Centres	Development Land
Balance at beginning of period	$3,711,238	$1,825,533	$2,983,726	$8,520,497	$8,453,348	$67,149
Acquisitions	1,705	2,601	6,454	10,760	10,760	—
Capital expenditures	61,919	14,893	24,042	100,854	97,775	3,079
Increase (decrease) in value of investment properties, net	240,411	42,883	140,153	423,447	414,622	8,825
Straight-line rent and other changes	223	359	372	954	954	—
Dispositions	(10,625)	(1,716)	(4,100)	(16,441)	(16,441)	—
Balance at end of period	$4,004,871	$1,884,553	$3,150,647	$9,040,071	$8,961,018	$79,053
Investment properties					$8,882,818	$79,053
Investment properties classified as held for sale					78,200	—
Total					$8,961,018	$79,053

				Year ended December 31, 2016
	Central Region	Eastern Region	Western Region	Total	Shopping Centres	Development Land
Balance at beginning of period	$3,337,859	$1,820,967	$2,748,246	$7,907,072	$7,870,719	$36,353
Acquisitions	168,885	63,066	88,997	320,948	286,220	34,728
Capital expenditures	124,233	21,659	72,226	218,118	215,504	2,614
Reclassification to residential development inventory	(5,010)	—	—	(5,010)	(5,010)	—
Increase (decrease) in value of investment properties, net	110,167	21,096	86,815	218,078	217,574	504
Straight-line rent and other changes	2,239	1,148	2,461	5,848	5,848	—
Dispositions	(27,135)	(102,403)	(10,061)	(139,599)	(132,549)	(7,050)
Revaluation of deferred purchase price of shopping centre	—	—	(4,958)	(4,958)	(4,958)	—
Balance at end of period	$3,711,238	$1,825,533	$2,983,726	$8,520,497	$8,453,348	$67,149
Investment properties					$8,370,298	$67,149
Investment properties classified as held for sale					83,050	—
Total					$8,453,348	$67,149

Investment properties with a fair value of $2.5 billion (December 31, 2016 – $2.4 billion) are pledged as security for $1.6 billion in mortgages and credit facilities.

8 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

(b) Investment property valuation

Effective January 1, 2017, the Company’s policy in determining the fair value of its investment properties at the end of each reporting period, includes the following approaches:

1.	Internal valuations - by certified staff appraisers employed by the Company, in accordance with professional appraisal standards and IFRS. Every investment property has an internal valuation completed at least once a year.

2.	Value updates - primarily consisting of management’s review of the key assumptions from previous internal valuations and updating the value for changes in the property cash flow, physical condition and changes in market conditions.

External appraisals are obtained periodically by Management. These appraisals are used as data points, together with other market information accumulated by Management, in arriving at its conclusions on key assumptions and values. External appraisals are completed by an independent appraisal firm, in accordance with professional appraisal standards and IFRS.

Capitalization rates by region for investment properties – shopping centres are set out in the table below:

As at		June 30, 2017		December 31, 2016
($ millions)	Fair Value	Weighted Average Capitalization Rate	Fair Value	Weighted Average Capitalization Rate
Central Region	$3,945	5.1%	$3,663	5.3%
Eastern Region	1,878	5.9%	1,819	6.0%
Western Region	3,138	5.2%	2,971	5.3%
Total or Weighted Average	$8,961	5.3%	$8,453	5.5%

The sensitivity of the fair values of shopping centres to capitalization rates as at June 30, 2017 is set out in the table below:

As at June 30, 2017	(millions of dollars)
(Decrease) Increase in capitalization rate	Resulting increase (decrease) in fair value of shopping centres
(0.75%)	$1,367
(0.50%)	$864
(0.25%)	$410
0.25%	$(374)
0.50%	$(716)
0.75%	$(1,030)

Additionally, a 1% increase or decrease in stabilized net operating income (“SNOI”) would result in an $83 million increase or a $84 million decrease, respectively, in the fair value of shopping centres. SNOI is not a measure defined by IFRS. SNOI reflects long-term, stable property operations, assuming a certain level of vacancy, capital and operating expenditures required to maintain a stable occupancy rate. The average vacancy rates used in determining SNOI for non-anchor tenants generally range from 2% to 5%. A 1% increase in SNOI coupled with a 0.25% decrease in the capitalization rate would result in an increase in the fair value of shopping centres of $498 million, and a 1% decrease in SNOI coupled with a 0.25% increase in the capitalization rate would result in a decrease in the fair value of shopping centres of $454 million.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 9

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(c) Investment properties – Acquisitions

During the six months ended June 30, 2017 and 2016, the Company acquired shopping centres and development land for rental income and future development and redevelopment opportunities as follows:

Three months ended June 30		2017		2016
	Shopping	Development	Shopping	Development
	Centres	Land	Centres	Land
Total purchase price, including acquisition costs	$10,760	$—	$51,737	$27,011
Total cash paid	$10,760	$—	$51,737	$27,011

Six months ended June 30		2017		2016
	Shopping	Development	Shopping	Development
	Centres	Land	Centres	Land
Total purchase price, including acquisition costs	$10,760	$—	$197,523	$34,728
Total cash paid	$10,760	$—	$197,523	$34,728

(d) Investment properties classified as held for sale

The Company has certain investment properties classified as held for sale. These properties are considered to be non-core assets and are as follows:

As at	June 30, 2017	December 31, 2016
Aggregate fair value	$78,200	$83,050
Mortgages secured by investment properties classified as held for sale	$11,000	$9,990
Weighted average effective interest rate of mortgages secured by investment properties classified as held for sale	4.6%	4.1%

The decrease of $4.9 million in investment properties classified as held for sale from December 31, 2016, primarily arose from dispositions completed in the year, offset by new investment properties classified as held for sale and changes in fair value.

For the six months ended June 30, 2017 and 2016, the Company sold shopping centres and development land as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Total selling price	$4,100	$3,882	$16,441	$77,185
Vendor take-back mortgage on sale	—	(450)	—	(2,450)
Property selling costs	(129)	19	(631)	(1,420)
Total cash proceeds	$3,971	$3,451	$15,810	$73,315

10 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

(e) Reconciliation of investment properties to total assets

Shopping centres and development land by region and a reconciliation to total assets are set out in the tables below:

As at June 30, 2017	Central Region	Eastern Region	Western Region	Total
Total shopping centres and development land (1)	$4,004,871	$1,884,553	$3,150,647	$9,040,071
Cash and cash equivalents				10,719
Loans, mortgages and other real estate assets				364,752
Other assets				79,749
Amounts receivable				28,715
Investment in joint ventures				159,241
Residential development inventory				5,110
Total assets				$9,688,357

	Central	Eastern	Western
As at December 31, 2016	Region	Region	Region	Total
Total shopping centres and development land (1)	$3,711,238	$1,825,533	$2,983,726	$8,520,497
Cash and cash equivalents				12,217
Loans, mortgages and other real estate assets				353,295
Other assets				45,937
Amounts receivable				21,175
Investment in joint ventures				146,422
Residential development inventory				5,010
Total assets				$9,104,553

(1) Includes investment properties classified as held for sale.

5. LOANS, MORTGAGES AND OTHER REAL ESTATE ASSETS

As at	June 30, 2017	December 31, 2016
Non-current
Loans and mortgages receivable (a)	$134,587	$131,955
Available-for-sale investment in limited partnership	3,824	3,824
Deposit on investment property (b)	189,200	189,200
Total non-current	$327,611	$324,979
Current
Loans and mortgages receivable (a)	$23,618	$15,281
Fair value through profit or loss (“FVTPL”) investments in securities (c)	13,462	12,969
Other receivable	61	66
Total current	$37,141	$28,316
Total	$364,752	$353,295

(a)	Loans and mortgages receivable are secured by interests in investment properties or shares of entities owning investment properties. As at June 30, 2017, these receivables bear interest at weighted average effective interest rates of 6.9% (December 31, 2016 – 6.9% ) and mature between 2017 and 2023.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 11

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(b)	In the third quarter of 2016, the Company advanced $189.2 million as a deposit on the acquisition of an investment property, located at One Bloor Street in Toronto, that is currently under construction. The deposit earns interest of 4.5% until the purchase closing date which is estimated to be the fourth quarter of 2017.

(c)	The Company has invested in publicly traded real estate and related securities. These securities are recorded at market value. Realized and unrealized gains and losses on FVTPL securities are recorded in other gains (losses) and (expenses).

6. AMOUNTS RECEIVABLE

As at	June 30, 2017	December 31, 2016
Trade receivables (net of allowances for doubtful accounts of $2.6 million; December 31, 2016 – $3.6 million)	$25,974	$19,291
Corporate and other amounts receivable	2,741	1,884
Total	$28,715	$21,175

The Company determines its allowance for doubtful accounts on a tenant-by-tenant basis considering lease terms, industry conditions, and the status of the tenant’s account, among other factors.

7. OTHER ASSETS

As at	Note	June 30, 2017	December 31, 2016
Non-current
Fixtures, equipment and computer hardware and software (net of accumulated amortization of $6.2 million; December 31, 2016 - $5.1 million)		$11,419	$9,986
Deferred financing costs on credit facilities (net of accumulated amortization of $3.6 million; December 31, 2016 - $3.5 million)		2,608	2,453
Environmental indemnity and insurance proceeds receivable	12(a)	6,414	6,875
Derivatives at fair value	22	4,755	2,683
Total non-current		$25,196	$21,997
Current
Deposits and costs on investment properties under option		$4,144	$2,668
Prepaid expenses		44,334	6,719
Other deposits		290	1,074
Restricted cash		50	3,724
Derivatives at fair value	22	5,735	9,755
Total current		$54,553	$23,940
Total		$79,749	$45,937

12 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

8. CAPITAL MANAGEMENT

The Company manages its capital, taking into account the long-term business objectives of the Company, to provide stability and reduce risk while generating an acceptable return on investment to shareholders over the long term. The Company’s capital structure currently includes common shares, senior unsecured debentures, mortgages, convertible debentures, credit facilities and bank indebtedness, which together provide the Company with financing flexibility to meet its capital needs. Primary uses of capital include development activities, acquisitions, capital improvements, leasing costs and debt principal repayments. The actual level and type of future financings to fund these capital requirements will be determined based on prevailing interest rates, various costs of debt and/or equity capital, capital market conditions and management’s general view of the required leverage in the business.

Components of the Company’s capital are set out in the table below:

As at	June 30, 2017	December 31, 2016
Liabilities (principal amounts outstanding)
Bank indebtedness	$5,281	$15,914
Mortgages	1,052,028	995,925
Credit facilities	557,779	251,481
Mortgages under equity accounted joint ventures (at the Company’s interest)	42,429	46,741
Credit facilities under equity accounted joint venture (at the Company’s interest)	101,143	80,131
Senior unsecured debentures	2,425,000	2,550,000
Convertible debentures	106,287	212,635
Equity Capitalization
Common shares (based on closing per share price of $19.76; December 31, 2016 – $20.67)	4,819,896	5,033,286
Total capital employed	$9,109,843	$9,186,113

The Company is subject to financial covenants in agreements governing its senior unsecured debentures and its credit facilities. In accordance with the terms of the Company’s credit agreements, all ratios are calculated with joint ventures proportionately consolidated. As at June 30, 2017, the Company remains in compliance with all of its applicable financial covenants.

The following table summarizes a number of the Company’s key ratios:

As at	Measure/ Covenant	June 30, 2017	December 31, 2016
Net debt to total assets		42.5%	42.6%
Unencumbered aggregate assets to unsecured debt, using 10 quarter average capitalization rate (1)	≥1.3	2.2	2.0
Shareholders’ equity, using four quarter average (billions) (1)	>$1.6B	$4.3	$4.0
Secured indebtedness to total assets (1)	<35%	12.8%	12.7%
For the rolling four quarters ended
Interest coverage (EBITDA to interest expense) (1)	>1.65	2.5	2.5
Fixed charge coverage (EBITDA to debt service) (1)	>1.50	2.2	2.2

(1)	Calculations required under the Company’s credit facility agreements or indentures governing the senior unsecured debentures.

The above ratios include measures not specifically defined in IFRS. Certain calculations are required pursuant to debt covenants and are meaningful measures for this reason. Measures used in these ratios are defined in the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 13

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

9. MORTGAGES AND CREDIT FACILITIES

As at	June 30, 2017	December 31, 2016
Fixed rate mortgages	$1,052,048	$997,165
Unsecured facilities	478,729	183,451
Secured facilities	79,050	68,030
Mortgages and credit facilities	$1,609,827	$1,248,646
Current	$234,171	$116,952
Mortgages on investment properties classified as held for sale	11,000	9,990
Non-current	1,364,656	1,121,704
Total	$1,609,827	$1,248,646

Mortgages and secured facilities are secured by the Company’s investment properties. As at June 30, 2017, approximately $2.5 billion (December 31, 2016 – $2.4 billion) of investment properties out of $9.0 billion (December 31, 2016 – $8.5 billion) (Note 4(a)) had been pledged as security under the mortgages and the secured facilities.

As at June 30, 2017, mortgages bear coupon interest at a weighted average coupon rate of 4.4% (December 31, 2016 – 4.5%) and mature in the years ranging from 2017 to 2027. The weighted average effective interest rate on all mortgages as at June 30, 2017 is 4.3% (December 31, 2016 – 4.4%).

Principal repayments of mortgages outstanding as at June 30, 2017 are as follows:

	Scheduled Amortization	Payments on Maturity	Total	Weighted Average Effective Interest Rate
2017 (remainder of the year)	$14,473	$50,037	$64,510	4.5%
2018	25,486	124,321	149,807	5.4%
2019	22,846	106,714	129,560	6.5%
2020	21,278	45,858	67,136	5.3%
2021	19,588	73,397	92,985	4.4%
2022 to 2027	54,990	493,040	548,030	3.6%
	$158,661	$893,367	$1,052,028	4.3%
Unamortized deferred financing costs and premiums, net			20
Total			$1,052,048

The Company has the ability under its unsecured credit facilities to draw funds based on Canadian bank prime rates and Canadian bankers’ acceptances (“BA rates”) for Canadian dollar-denominated borrowings, and LIBOR rates or U.S. prime rates for U.S. dollar-denominated borrowings. As of June 30, 2017, the Company had drawn CAD$280.0 million and US $153.1 million, as well as CAD$5.3 million in bank indebtedness on its unsecured credit facilities. Concurrently with the U.S. dollar draws, the Company entered into cross currency swaps to exchange its U.S. dollar borrowings into Canadian dollar borrowings.

During the second quarter, the Company extended the maturity of its $800 million unsecured facility to June 30, 2022 on substantially the same terms.

14 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

The Company’s credit facilities as at June 30, 2017 are summarized in the table below:

As at June 30, 2017	Borrowing Capacity	Amounts Drawn	Bank Indebtedness and Outstanding Letters of Credit	Available to be Drawn	Interest Rates	Maturity Date
Unsecured Operating Facilities
Revolving facility maturing 2022 (1)	$800,000	$(331,908)	$(40,563)	$427,529	BA + 1.20% or Prime + 0.20% or US$ LIBOR + 1.20%	June 30, 2022
Non-revolving facility maturing 2020 (2)	150,000	(146,821)	—	—	BA + 1.20% or Prime + 0.20% or US$ LIBOR + 1.20%	October 30, 2020
Secured Construction Facilities
Maturing 2018	115,000	(51,890)	(1,475)	61,635	BA + 1.125% or Prime + 0.125%	February 13, 2018
Maturing 2017	7,953	(7,785)	—	168	BA + 1.125% or Prime + 0.125%	September 29, 2017
Secured Facilities
Maturing 2019	11,875	(11,875)	—	—	BA + 1.125% or Prime + 0.125%	September 27, 2019
Maturing 2018	7,500	(7,500)	—	—	BA + 1.125% or Prime + 0.125%	September 6, 2018
Total	$1,092,328	$(557,779)	$(42,038)	$489,332

(1)	The Company had drawn in U.S. dollars the equivalent of CAD$54 million which was revalued at CAD$51.9 million, in addition to CAD$280.0 million drawn as at June 30, 2017.

(2)	The Company had drawn in U.S. dollars the equivalent of CAD$150.0 million which was revalued at CAD$146.8 million as at June 30, 2017.

10. SENIOR UNSECURED DEBENTURES

As at					June 30, 2017	December 31, 2016
		Interest Rate		Principal
Series	Maturity Date	Coupon	Effective	Outstanding	Liability	Liability
H	January 31, 2017	5.85%	5.99%	$—	$—	$124,985
I	November 30, 2017	5.70%	5.79%	125,000	124,955	124,906
J	August 30, 2018	5.25%	5.66%	50,000	49,792	49,761
K	November 30, 2018	4.95%	5.17%	100,000	99,703	99,602
L	July 30, 2019	5.48%	5.61%	150,000	149,626	149,542
M	April 30, 2020	5.60%	5.60%	175,000	174,990	174,988
N	March 1, 2021	4.50%	4.63%	175,000	174,267	174,177
O	January 31, 2022	4.43%	4.59%	200,000	198,694	198,567
P	December 5, 2022	3.95%	4.18%	250,000	247,285	247,066
Q	October 30, 2023	3.90%	3.97%	300,000	298,871	298,794
R	August 30, 2024	4.79%	4.72%	300,000	301,249	301,323
S	July 31, 2025	4.32%	4.24%	300,000	301,679	301,768
T	May 6, 2026	3.60%	3.56%	300,000	300,910	300,963
Weighted Average or Total		4.50%	4.56%	$2,425,000	$2,422,021	$2,546,442
Current				125,000	124,955	249,891
Non-current				2,300,000	2,297,066	2,296,551
Total				$2,425,000	$2,422,021	$2,546,442

Interest on the senior unsecured debentures is payable semi-annually and principal is payable on maturity.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 15

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

11. CONVERTIBLE DEBENTURES

As at					June 30, 2017			December 31, 2016
		Interest Rate
Series	Maturity Date	Coupon	Effective	Principal	Liability	Equity	Principal	Liability	Equity
E	January 31, 2019	5.40%	6.90%	—	—	—	54,666	53,095	2,084
F	January 31, 2019	5.25%	6.07%	—	—	—	51,584	50,773	351
I	July 31, 2019	4.75%	6.19%	51,189	50,121	1,403	51,210	49,822	1,403
J	February 28, 2020	4.45%	5.34%	55,098	54,079	386	55,175	53,943	386
	Weighted Average or Total	4.59%	5.75%	$106,287	$104,200	$1,789	$212,635	$207,633	$4,224
	Current			51,189	50,121		106,250	103,868
	Non-current			55,098	54,079		106,385	103,765
	Total			$106,287	$104,200	$1,789	$212,635	$207,633	$4,224

(a) Principal and interest

The Company has the option of repaying the convertible debentures on maturity in cash or through the issuance of common shares at 97% of the 20-day volume weighted average trading price of the Company’s common shares ending five days prior to maturity date. The Company also has the option of paying the semi-annual interest in cash or through the issuance of common shares. In addition, the Company has the option of repaying the convertible debentures prior to the maturity date under certain circumstances, either in cash or in common shares.

During the six months ended June 30, 2017, 0.1 million common shares (six months ended June 30, 2016 – 0.4 million common shares) were issued for $2.4 million (six months ended June 30, 2016 – $8.4 million) to pay interest to holders of the convertible debentures.

Each series of the Company’s convertible debentures pays interest semi-annually and is convertible at the option of the holders in the conversion periods into common shares of the Company at the conversion prices indicated below.

Maturity Date	Coupon Rate	TSX	Holder Option to Convert at the Conversion Price	Company Option to Redeem at Principal Amount (conditional (1))	Company Option to Redeem at Principal Amount (2)	Conversion Price
July 31, 2019	4.75%	FCR.DB.I	2012-2019	Jul 31, 2015 - Jul 30, 2017	Jul 31, 2017 - Jul 31, 2019	$26.75; $27.75	(3)
February 28, 2020	4.45%	FCR.DB.J	2013-2020	Feb 28, 2016 - Feb 27, 2018	Feb 28, 2018 - Feb 28, 2020	$26.75; $27.75	(4)

(1)	Period of time during which the Company may redeem the debentures at their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price for the 20 consecutive trading days ending five days prior to the notice of redemption is not less than 125% of the Conversion Price, by giving between 30 and 60 days’ written notice.

(2)	Period of time during which the Company may redeem the debentures at their principal amount plus accrued and unpaid interest by giving between 30 and 60 days’ written notice.

(3)	These debentures are convertible at the option of the holder into common shares of the Company at a conversion price of $26.75 per common share until July 31, 2017 and $27.75 per common share thereafter.

(4)	These debentures are convertible at the option of the holder into common shares of the Company at a conversion price of $26.75 per common share until February 28, 2018 and $27.75 per common share thereafter.

(b) Principal redemption

On January 31, 2017, the Company redeemed its remaining 5.40% Series E and 5.25% Series F convertible debentures at par. The full redemption price and any accrued interest owing on each series of convertible debentures was satisfied in cash.

On June 23, 2017, the Company provided a notice of redemption to the holders of the remaining 4.75% Series I convertible debentures that the entire principal amount outstanding plus accrued interest would be redeemed in cash on August 1, 2017.

16 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

(c) Normal course issuer bid

Effective August 29, 2016, the Company renewed its normal course issuer bid (“NCIB”) for all of its then outstanding series of convertible debentures. The NCIB will expire on August 28, 2017 or such earlier date as the Company completes its purchases pursuant to the NCIB. All purchases made under the NCIB are at market prices prevailing at the time of purchase determined by or on behalf of the Company.

For the six months ended June 30, 2017 and 2016, principal amounts of convertible debentures purchased and amounts paid for the purchases are represented in the table below:

Six months ended June 30		2017		2016
	Principal Amount Purchased	Amount Paid	Principal Amount Purchased	Amount Paid
Total	$105	$107	$3,515	$3,557

12. ACCOUNTS PAYABLE AND OTHER LIABILITIES

As at	Note	June 30, 2017	December 31, 2016
Non-current
Asset retirement obligations (a)		$8,466	$7,815
Ground leases payable		9,192	9,423
Derivatives at fair value	22	3,943	6,469
Deferred purchase price of investment property – shopping centre		1,762	1,763
Deferred income		1,213	1,606
Total non-current		$24,576	$27,076
Current
Trade payables and accruals		$60,207	$66,343
Construction and development payables		45,466	49,204
Dividends payable		52,443	52,330
Interest payable		33,193	38,016
Tenant deposits		26,583	26,573
Derivatives at fair value	22	5,681	—
Total current		$223,573	$232,466
Total		$248,149	$259,542

(a)	The Company has obligations for environmental remediation at certain sites within its property portfolio. The Company has also recognized a related environmental indemnity and insurance proceeds receivable in other assets (Note 7).

13. SHAREHOLDERS’ EQUITY

(a) Share capital

The authorized share capital of the Company consists of an unlimited number of authorized common shares and preference shares. The common shares carry one vote each and participate equally in the income and the net assets of the Company upon dissolution. Dividends are payable on the common shares as and when declared by the Board of Directors. The preference shares may be issued from time to time in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; preference shares are non-voting and rank in priority to the common shares with respect to dividends and distributions upon dissolution. No preference shares have been issued.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 17

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

The following table sets forth the particulars of the issued and outstanding common shares of the Company:

Six months ended June 30			2017		2016
	Note	Number of Common Shares	Stated Capital	Number of Common Shares	Stated Capital
Issued and outstanding at beginning of period		243,507	$3,142,399	225,538	$2,768,983
Payment of interest on convertible debentures	11	124	2,442	427	8,363
Conversion of convertible debentures	11	4	107	3,080	60,294
Exercise of options, and settlement of any restricted, performance and deferred share units		287	5,320	634	11,836
Issuance of common shares		—	—	5,451	115,016
Share issue costs and other, net of tax effect		—	(176)	—	(3,598)
Issued and outstanding at end of period		243,922	$3,150,092	235,130	$2,960,894

Quarterly dividends declared per common share were $0.43 for the six months ended June 30, 2017 (six months ended June 30, 2016 – $0.43).

(b) Contributed surplus and other equity items Contributed surplus and other equity items comprise the following:

Six months ended June 30				2017				2016
	Contributed Surplus	Convertible Debentures Equity Component	Stock-based Compensation Plan Awards	Total	Contributed Surplus	Convertible Debentures Equity Component	Stock-based Compensation Plan Awards	Total
Balance at beginning of period	$20,954	$4,224	$16,521	$41,699	$19,532	$6,833	$17,284	$43,649
Redemption of convertible debentures in common shares	2,431	(2,434)	—	(3)	1,386	(2,561)	—	(1,175)
Repurchase of convertible debentures	1	(1)	—	—	44	(44)	—	—
Options vested	—	—	428	428	—	—	406	406
Exercise of options	(272)	—	(831)	(1,103)	—	—	(1,022)	(1,022)
Deferred share units	—	—	390	390	—	—	412	412
Restricted share units	—	—	1,169	1,169	—	—	1,002	1,002
Performance share units	—	—	655	655	—	—	163	163
Settlement of any restricted, performance and deferred share units	—	—	(337)	(337)	—	—	—	—
Balance at end of period	$23,114	$1,789	$17,995	$42,898	$20,962	$4,228	$18,245	$43,435

(c) Stock options

As of June 30, 2017, the Company is authorized to grant up to 19.7 million (December 31, 2016 – 15.2 million) common share options to the employees, officers and directors of the Company. As of June 30, 2017, 5.5 million (December 31, 2016 – 1.7 million) common share options are available to be granted to the employees, officers and directors of the Company. In addition, as at June 30, 2017, 4.5 million common share options were outstanding. Options granted by the Company generally expire 10 years from the date of grant and vest over five years.

The outstanding options as at June 30, 2017 have exercise prices ranging from $9.81 – $20.24 (December 31, 2016 – $9.81 – $20.24).

During the six months ended June 30, 2017, $0.4 million (six months ended June 30, 2016 – $0.3 million) was recorded as an expense related to stock options.

18 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

Six months ended June 30		2017		2016
	Number of Common Shares Issuable (in thousands)	Weighted Average Exercise Price	Number of Common Shares Issuable (in thousands)	Weighted Average Exercise Price
Outstanding at beginning of period	4,206	$18.15	4,199	$17.56
Granted (a)	869	20.07	1,000	16.69
Exercised (b)	(490)	17.05	(634)	17.05
Forfeited	(92)	18.78	(19)	19.01
Expired	(1)	17.67	(2)	15.47
Outstanding at end of period	4,492	$18.63	4,544	$18.09

(a)	The fair value associated with the options issued was calculated using the Black-Scholes model for option valuation based on the assumptions in the following table and is recognized as compensation expense over the vesting period.

Six months ended June 30	2017	2016
Share options granted (thousands)	869	1,000
Term to expiry	10 years	10 years
Exercise price	$20.07	$19.69
Weighted average volatility rate	15.0%	15.0%
Weighted average expected option life	6 years	6 years
Weighted average dividend yield	4.26%	4.35%
Weighted average risk free interest rate	1.31%	0.78%
Fair value (thousands)	$1,125	$1,082

(b)	The weighted average market share price at which options were exercised for the six months ended June 30, 2017 was $20.16 (six months ended June 30, 2016 – $21.18).

(d) Share unit plans

The Company’s share unit plans include a Directors’ Deferred Share Unit (“DSU”) Plan and a Restricted Share Unit (“RSU”) Plan that provides for the issuance of Restricted Share Units and Performance Share Units (“PSU”). Under the DSU and RSU plans, a participant is entitled to receive one common share, or equivalent cash value, at the Company’s option, (i) in the case of a DSU, upon redemption by the holder after the date that the holder ceases to be a director of the Company and any of its subsidiaries (the “Retirement Date”) but no later than December 15 of the first calendar year commencing after the Retirement Date, and (ii) in the case of a RSU, on December 15 of the third calendar year following the year of grant for RSUs granted prior to June 1, 2015, and, for all subsequent RSUs granted, on the third anniversary of the grant date. Under the PSU plan, a participant is entitled to receive 0.5 – 1.5 common shares per PSU granted, or equivalent cash value at the Company’s option, on the third anniversary of the grant date. Holders of units granted under each plan receive dividends in the form of additional units when the Company declares dividends on its common shares.

Six months ended June 30		2017		2016
(in thousands)	DSUs	RSUs / PSUs	DSUs	RSUs / PSUs
Outstanding at beginning of period	275	471	349	374
Granted (a) (b)	16	191	12	171
Dividends declared	6	16	7	6
Exercised	—	(19)	—	—
Forfeited	—	(17)	—	—
Outstanding at end of period	297	642	368	551
Expense recorded for the period	$269	$1,661	$260	$1,017

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 19

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(a)	The fair value of the DSUs granted during the six months ended June 30, 2017 was $0.3 million (six months ended June 30, 2016 – $0.3 million), measured based on the Company’s prevailing share price on the date of grant. The fair value of the RSUs granted during the six months ended June 30, 2017 was $1.6 million (six months ended June 30, 2016 – $1.3 million), measured based on the Company’s share price on the date of grant.

(b)	The fair value of the PSUs granted during the six months ended June 30, 2017 was $2.2 million (six months ended June 30, 2016 – $2.2 million). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total shareholder return of the Company’s common shares relative to the S&P/TSX Capped REIT Index.

Six months ended June 30	2017	2016
PSUs granted (thousands)	112	106
Term to expiry	3 years	3 years
Weighted average volatility rate	14.3%	13.4%
Weighted average correlation	40.4%	41.9%
Weighted average total shareholder return	0.5%	8.8%
Weighted average risk free interest rate	0.95%	0.60%
Fair value (thousands)	$2,238	$2,197

The fair value of awards granted under the above plans is recognized as compensation expense over the respective vesting periods.

14. NET OPERATING INCOME

Net operating income is presented by segment as follows:

Three months ended June 30, 2017	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$71,212	$44,791	$56,423	$172,426	$(697)	$171,729
Property operating costs	25,813	19,271	19,389	64,473	(1,422)	63,051
Net operating income	$45,399	$25,520	$37,034	$107,953	$725	$108,678

Three months ended June 30, 2016	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$68,601	$44,167	$55,567	$168,335	$(759)	$167,576
Property operating costs	26,259	19,056	18,149	63,464	(971)	62,493
Net operating income	$42,342	$25,111	$37,418	$104,871	$212	$105,083

Six months ended June 30, 2017	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$143,514	$90,712	$113,826	$348,052	$(1,470)	$346,582
Property operating costs	53,870	40,649	38,889	133,408	(2,388)	131,020
Net operating income	$89,644	$50,063	$74,937	$214,644	$918	$215,562

20 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

Six months ended June 30, 2016	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$137,947	$89,325	$109,891	$337,163	$(1,487)	$335,676
Property operating costs	53,602	39,251	36,600	129,453	(1,856)	127,597
Net operating income	$84,345	$50,074	$73,291	$207,710	$369	$208,079

(1) Other items principally consist of intercompany eliminations.

For the three and six months ended June 30, 2017, property operating costs include $5.1 million and $10.8 million respectively, June 30, 2016 – $5.5 million and $11.0 million, respectively) related to employee compensation.

15. INTEREST AND OTHER INCOME

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Interest, dividend and distribution income from marketable securities	5	$273	$269	$536	$584
Interest income from loans, deposit and mortgages receivable	5	4,287	1,958	8,500	4,054
Fees and other income		1,525	1,516	3,086	2,755
Total		$6,085	$3,743	$12,122	$7,393

16. INTEREST EXPENSE

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Mortgages	9	$12,300	$11,831	$23,840	$23,903
Credit facilities	9	2,635	1,309	5,360	3,333
Senior unsecured debentures	10	27,512	27,459	55,306	54,088
Convertible debentures (non-cash)	11	1,416	3,128	3,437	8,237
Total interest expense		43,863	43,727	87,943	89,561
Interest capitalized to investment properties under development		(5,179)	(4,918)	(10,276)	(10,291)
Interest expense		$38,684	$38,809	$77,667	$79,270
Convertible debenture interest paid in common shares	11	—	(8)	(2,442)	(8,363)
Change in accrued interest		(1,198)	(7,738)	4,823	1,634
Effective interest rate less than (in excess of) coupon interest rate on senior unsecured and convertible debentures		204	4	365	(166)
Coupon interest rate in excess of effective interest rate on assumed mortgages		399	518	846	1,237
Amortization of deferred financing costs		(1,470)	(1,465)	(3,061)	(3,126)
Cash interest paid associated with operating activities		$36,619	$30,120	$78,198	$70,486

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 21

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

17. CORPORATE EXPENSES

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Salaries, wages and benefits	$7,083	$6,865	$14,307	$13,714
Non-cash compensation	1,108	935	2,039	1,574
Other corporate costs	3,026	2,919	5,722	4,893
Total corporate expenses	11,217	10,719	22,068	20,181
Amounts capitalized to investment properties under development	(2,003)	(1,839)	(3,590)	(3,291)
Corporate expenses	$9,214	$8,880	$18,478	$16,890

18. OTHER GAINS (LOSSES) AND (EXPENSES)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Realized gain (loss) on sale of marketable securities	$—	$—	$—	$79
Unrealized gain (loss) on marketable securities classified as FVTPL	194	1,550	493	1,892
Net gain (loss) on prepayments of debt	—	(1,239)	(2,333)	(1,152)
Proceeds from Target	—	3,150	—	3,150
Investment properties selling costs	(129)	19	(631)	(1,420)
Restructuring costs	—	(1,277)	—	(1,336)
Other	(87)	—	(114)	(33)
Total	$(22)	$2,203	$(2,585)	$1,180

19. INCOME TAXES

The following reconciles the Company’s expected tax expense computed at the statutory tax rate to its actual tax expense for the six months ended June 30, 2017 and 2016:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Income tax expense at the Canadian federal and provincial income tax rate of 26.6%	$86,445	$54,344	$150,577	$76,499
Increase (decrease) in income taxes due to:
Non-taxable portion of capital gains and other	(37,181)	(22,060)	(62,918)	(27,812)
Other	1,444	787	90	503
Deferred income taxes	$50,708	$33,071	$87,749	$49,190

22 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

20. PER SHARE CALCULATIONS

The following table sets forth the computation of per share amounts:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Net income attributable to common shareholders	$271,539	$169,556	$475,210	$236,512
Adjustment for dilutive effect of convertible debentures, net of tax	1,092	2,308	2,170	4,603
Income for diluted per share amounts	$272,631	$171,864	$477,380	$241,115
(in thousands)
Weighted average number of shares outstanding for basic per share amounts	244,809	232,327	244,565	229,324
Options	377	687	441	465
Convertible debentures	5,330	10,221	5,371	10,394
Weighted average diluted share amounts	250,516	243,235	250,377	240,183

The following securities were not included in the diluted net income per share calculation as the effect would have been anti-dilutive:

Three months ended June 30		Number of Shares if Exercised
(in dollars, number of shares in thousands)	Exercise Price	2017	2016
Common share options and convertible debentures	N/A	—	—

Six months ended June 30	Exercise Price	Number of Shares if Exercised
(in dollars, number of options in thousands)		2017	2016
Common share options	$19.96	—	231
Common share options	$20.24	—	145

21. RISK MANAGEMENT

In the normal course of its business, the Company is exposed to a number of risks that can affect its operating performance. Certain of these risks, and the actions taken to manage them, are as follows:

(a) Interest rate risk

The Company structures its financings so as to stagger the maturities of its debt, thereby mitigating its exposure to interest rate and other credit market fluctuations. A portion of the Company’s mortgages, loans and credit facilities are floating rate instruments. From time to time, the Company may enter into interest rate swap contracts, bond forwards or other financial instruments to modify the interest rate profile of its outstanding debt or highly probable future debt issuances without an exchange of the underlying principal amount.

(b) Credit risk

Credit risk arises from the possibility that tenants and/or debtors may experience financial difficulty and be unable or unwilling to fulfill their lease commitments or loan obligations. The Company mitigates the risk of credit loss from tenants by investing in well-located properties in urban markets that attract high quality tenants, ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant. As at June 30, 2017, Loblaw Companies Limited (“Loblaw”) accounts for 10.2% of the Company’s annualized minimum rent and has an investment grade credit rating. Other than Loblaw, no other tenant accounts for more than 10% of the annualized minimum rent. A tenant’s success over the term of its lease and its ability to fulfill its lease obligations is subject to many factors. There can be no assurance that a tenant will be able to fulfill all of its existing commitments and leases up to the expiry date. The Company typically mitigates the risk of credit loss from debtors by obtaining registered mortgage charges on real estate properties.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 23

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

The Company’s leases typically have lease terms between 5 and 20 years and may include clauses to enable periodic upward revision of the rental rates, and lease contract extension at the option of the lessee.

(c) Liquidity risk

Real estate investments are relatively illiquid. This tends to limit the Company’s ability to sell components of its portfolio promptly in response to changing economic or investment conditions. If the Company were required to quickly liquidate its assets, there is a risk that it would realize sale proceeds of less than the current value of its real estate investments.

An analysis of the Company’s contractual maturities of its material financial liabilities and other contractual commitments as at June 30, 2017 is set out below:

As at June 30, 2017		Payments Due by Period
	Remainder of
	2017	2018 to 2019	2020 to 2021	Thereafter	Total
Scheduled mortgage principal amortization	$14,473	$48,332	$40,866	$54,990	$158,661
Mortgage principal repayments on maturity	50,037	231,035	119,255	493,040	893,367
Credit facilities and bank indebtedness	7,785	71,265	146,821	337,189	563,060
Senior unsecured debentures	125,000	300,000	350,000	1,650,000	2,425,000
Convertible debentures	53,234	—	—	—	53,234
Interest obligations (1)	86,611	292,089	214,944	216,926	810,570
Land leases (expiring between 2023 and 2061)	467	2,019	2,030	15,463	19,979
Contractual committed costs to complete current development projects	65,371	19,855	—	—	85,226
Other committed costs	—	22,426	—	—	22,426
Total contractual obligations (2)	$402,978	$987,021	$873,916	$2,767,608	$5,031,523

(1)	Interest obligations include expected interest payments on mortgages and credit facilities as at June 30, 2017 (assuming balances remain outstanding through to maturity), and senior unsecured debentures, as well as standby credit facility fees.

(2)	The Company has the option to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares, and as such, convertible debentures have been excluded from this table unless the Company has disclosed its intention to settle in cash.

The Company manages its liquidity risk by staggering debt maturities; renegotiating expiring credit arrangements proactively; using unsecured credit facilities; and issuing equity when considered appropriate. As at June 30, 2017, there was $478.7 million (December 31, 2016 – $183.5 million) of cash advances drawn against the Company’s unsecured credit facilities.

In addition, as at June 30, 2017, the Company has $42.1 million (December 31, 2016 – $48.2 million) of bank overdrafts and outstanding letters of credit issued by financial institutions primarily to support certain of the Company’s contractual obligations.

24 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

22. FAIR VALUE MEASUREMENT

The fair value hierarchy of financial instruments on the unaudited interim condensed consolidated balance sheets is as follows:

As at	June 30, 2017			December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Measured at fair value
Financial Assets
FVTPL investments in securities	$13,462	$—	$—	$12,969	$—	$—
AFS investments in limited partnership	—	—	3,824	—	—	3,824
Derivatives at fair value – assets	—	10,490	—	—	12,438	—
Financial Liabilities
Derivatives at fair value – liabilities	—	9,624	—	—	6,469	—
Measured at amortized cost
Financial Assets
Loans and mortgages receivable	$—	$—	$156,320	$—	$—	$144,379
Financial Liabilities
Mortgages	—	1,056,096	—	—	996,835	—
Credit facilities	—	557,779	—	—	251,481	—
Senior unsecured debentures	—	2,559,271	—	—	2,691,059	—
Convertible debentures	108,073	—	—	214,423	—	—

The Company enters into derivative instruments including bond forward contracts, interest rate swaps and cross currency swaps as part of its strategy for managing certain interest rate risks as well as currency risk in relation to movements in the Canadian to U.S. exchange rate. For those derivative instruments to which the Company has applied hedge accounting, the change in fair value for the effective portion of the derivative is recorded in other comprehensive income from the date of designation. For those derivative instruments to which the Company does not apply hedge accounting, the change in fair value is recognized in other gains (losses) and (expenses).

The fair value of derivative instruments is determined using present value forward pricing and swap calculations at interest rates that reflect current market conditions. The models also take into consideration the credit quality of counterparties, interest rate curves and forward rate curves. As at June 30, 2017, the interest rates ranged from 1.7% to 3.7% (December 31, 2016 – 1.7% to 3.3%). The fair values of the Company’s asset (liability) hedging instruments are as follows:

	Designated as Hedging Instrument	Maturity as at June 30, 2017	June 30, 2017	December 31, 2016
Derivative assets
Bond forward contracts	Yes	July 2017	$5,735	$6,279
Interest rate swaps	Yes	January 2026 - March 2027	4,755	2,683
Cross currency swaps	No	N/A	—	3,476
Total			$10,490	$12,438
Derivative liabilities
Bond forward contracts	Yes	July 2017	$319	$—
Interest rate swaps	Yes	March 2022 - June 2025	3,943	6,469
Cross currency swaps	No	July 2017	5,362	—
Total			$9,624	$6,469

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 25

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

23. SUPPLEMENTAL CASH FLOW INFORMATION

(a) Items not affecting cash and other items

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Straight-line rent adjustment		$(301)	$(1,806)	$(954)	$(3,156)
Investment properties selling costs	18	129	(19)	631	1,420
Realized (gain) loss on sale of marketable securities	18	—	—	—	(79)
Unrealized (gain) loss on marketable securities classified as FVTPL	18	(194)	(1,550)	(493)	(1,892)
Net (gain) loss on prepayments of debt	18	—	1,239	2,293	1,152
Non-cash compensation expense		1,177	988	2,155	1,673
Deferred income taxes	19	48,785	33,071	85,826	49,190
Other non-cash items		87	—	114	—
Total		$49,683	$31,923	$89,572	$48,308

(b) Net change in non-cash operating items

The net change in non-cash operating assets and liabilities consists of the following:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Amounts receivable	$(1,230)	$(5,721)	$(7,540)	$(9,254)
Prepaid expenses	(25,734)	(17,069)	(37,614)	(29,121)
Trade payables and accruals	(9,922)	(5,754)	(6,818)	1,354
Tenant security and other deposits	(529)	2,462	41	425
Other working capital changes	477	(2,052)	(1,376)	(1,172)
Total	$(36,938)	$(28,134)	$(53,307)	$(37,768)

(c) Changes in loans, mortgages and other real estate assets

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Advances of loans and mortgages receivable	$(3,100)	$(1,262)	$(11,269)	$(1,262)
Repayments of loans and mortgages receivable	809	1,830	1,979	20,710
Investment in marketable securities, net	—	—	—	(742)
Proceeds from disposition of marketable securities	—	—	—	830
Total	$(2,291)	$568	$(9,290)	$19,536

(d) Cash and cash equivalents (bank indebtedness)

As at	June 30, 2017	December 31, 2016
Cash (1)	$10,719	$12,217
Bank indebtedness	(5,281)	(15,914)
Total	$5,438	$(3,697)

(1) Principally consisting of cash related to co-ownerships and properties managed by third parties.

26 FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017

24. COMMITMENTS AND CONTINGENCIES

(a)	The Company is involved in litigation and claims which arise from time to time in the normal course of business. None of these contingencies, individually or in aggregate, would result in a liability that would have a significant adverse effect on the financial position of the Company.

(b)	The Company is contingently liable, jointly and severally or as guarantor, for approximately $118.6 million (December 31, 2016 – $108.1 million) to various lenders in connection with certain third-party obligations, including, without limitation, loans advanced to its joint arrangement partners secured by the partners’ interest in the joint arrangements and underlying assets.

(c)	The Company is contingently liable by way of letters of credit in the amount of $36.9 million (December 31, 2016 – $32.3 million), issued by financial institutions on the Company's behalf in the ordinary course of business.

(d)	The Company has obligations as lessee under long-term leases for land. Annual commitments under these ground leases are approximately $1.0 million (December 31, 2016 – $1.0 million) with a total obligation of $20.0 million (December 31, 2016 – $20.1 million).

(e)	The Company is involved, in the normal course of business, in discussions, and has various agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a significant impact on the financial position of the Company.

(f)	The Company is contingently liable by way of a put option on a property by the owner that is exercisable up to October 2022.

25. RELATED PARTY TRANSACTIONS

(a) Significant Shareholder

Gazit-Globe Ltd. (“Gazit”) is a significant shareholder of the Company and, as of June 30, 2017, beneficially owns 32.6% (December 31, 2016 – 36.4%) of the common shares of the Company. Norstar Holdings Inc. is the ultimate controlling party of Gazit. In the first quarter of 2017, Gazit disposed of 9,000,000 common shares of the Company.

Corporate and other amounts receivable include amounts due from Gazit. Gazit reimburses the Company for certain accounting and administrative services provided to it by the Company. Such amounts consist of the following:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Reimbursements for professional services	$—	$68	$97	$143

As at June 30, 2017, amounts due from Gazit were $0.1 million (December 31, 2016 – $0.1 million).

(b) Joint venture

During the three and six months ended June 30, 2017, a subsidiary of Main and Main Developments LP earned property-related and asset management fees from M+M Urban Realty LP, which are included in the Company’s consolidated fees and other income in the amount of $0.7 million and $1.2 million (June 30, 2016 – $0.6 million and $1.0 million).

(c) Subsidiaries of the Company

These unaudited interim condensed consolidated financial statements include the financial statements of First Capital Realty and all of First Capital Realty's subsidiaries, including First Capital Holdings Trust. First Capital Holdings Trust is the only significant subsidiary of First Capital Realty and is wholly owned by the Company.

FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017 27

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

26. SUBSEQUENT EVENTS

Third Quarter Dividend

The Company announced that it will pay a third quarter dividend of $0.215 per common share on October 11, 2017 to shareholders of record on September 28, 2017.

Senior Unsecured Debentures Issued

On July 10, 2017, the Company completed the issuance of $300 million principal amount of Series U senior unsecured debentures due July 12, 2027. These debentures bear interest at a coupon rate of 3.753% per annum, payable semiannually commencing January 12, 2018.

Redemption of Convertible Debenture

On August 1, 2017, the Company redeemed its remaining 4.75% Series I convertible debentures at par. The full redemption price and any accrued interest owing on the convertible debentures was satisfied in cash.

28            FIRST CAPITAL REALITY SECOND QUARTER REPORT 2017